Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Second Quarter Results

     TORONTO, Aug. 13 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial
Services Inc. ("Kingsway" or the "Company") today announced its financial results for the second quarter ended June 30, 2010. All amounts are in U.S.
dollars unless indicated otherwise.
     The Company reported a second quarter net loss of $18.5 million (net income of $5.6 year to date) or loss of $0.36 (income of $0.11 year to date)
per share diluted. The book value has decreased from $3.28 per share at
December 31, 2009 to $2.91 per share at June 30, 2010.
     The following are the highlights of the second quarter of 2010:

     Major events:

     <<
     -   During the second quarter KFS Capital LLC commenced an offer to purchase up to 1,500,000 Kingsway Linked Return Of Capital ("KLROC")
         units at a price of C$20.00 cash per unit, which was completed subsequent to quarter end.
     -   $10.8 million of the Company's debt was repurchased in the quarter, resulting in a gain of $1.5 million.
     -   A legal set-off agreement was put in place during the second quarter which allows for the investment in KLROC units to be offset against the related debt. The KLROC units were carried at C$17.73 per unit at
         June 30, 2010. An increase to the carrying value of the KLROC units will increase the amount of the set-off and reduce the related debt.
     -   The Company's disclosure at August 3, 2010 was based on the KLROC units' redemption value in 2015 of C$25.00 per unit.
     -   Subsequent to quarter end, the Company repurchased an aggregate principal amount of $47.7 million of debt for a total purchase price of approximately $45.1 million.
     -   Subsequent to quarter end, the Company has extended an offer to
         William Hickey, who has agreed to the join the Company as a Managing
         Director of KFS Capital LLC and is expected to be appointed as Chief
         Operating Officer once his employment begins. Bill brings significant experience in property and casualty industry and will be charged with overseeing all the U.S. operations.
     >>

     Operational results:

     <<
     -   An underwriting loss of $20.0 million was recorded in the US segment for the second quarter ($43.2 million year to date).
     -   Net income of $4.5 million was recorded in the Corporate segment for the second quarter (net loss of $5.3 million for year to date).
     -   85.2% of gross premiums written in the second quarter (84.6% year to date) were generated from non-standard automobile, the core line of business.
     -   Investment income increased by 6.4% to $11.7 million compared to the same quarter last year, which was primarily a result of favourable impact of the strengthening US dollar on the Company's unhedged
         Canadian dollar debt, mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.
     -   A loss of $2.2 million was recorded on the disposal of Jevco
         Insurance Company generated by the disposition of property below carrying value.
     >>

     Dividend

     The Board of Directors has decided that a quarterly dividend will not be declared for the second quarter of 2010.

     About the Company

     Kingsway focuses on non-standard automobile insurance in the United
States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company operates through wholly-owned insurance subsidiaries in the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     This news release contains forward-looking information. This news release also contains certain non-GAAP measures. Please refer to the sections entitled
"Forward Looking Statements" and "Non-GAAP Financial Measures" in the
following Management's Discussion and Analysis.

     Financial Summary:

     The following information throughout the Financial Summary and
Management's Discussion and Analysis presents the financial results as continuing operations unless otherwise specifically stated as discontinued
operations:

     <<
     -------------------------------------------------------------------------
                        Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share values)     2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     Gross premiums
      written            $  58.9  $  86.7   (32.1%) $ 143.2  $ 223.6   (36.0%)
     Underwriting loss     (24.1)   (29.4)   18.0%    (53.6)   (37.3)  (43.7%)
     Investment income      11.7     11.0     6.4%     13.2     19.3   (31.6%)
     Net realized gains
      (loss)                 0.3      0.1   200.0%      0.9     (2.0)  145.0%
     Gain on buy back
      of debt                1.5      2.6   (42.3%)    16.6      2.6   538.5%
     Loss from
      continuing
      operations           (16.3)   (11.6)  (40.5%)   (33.1)   (17.2)  (92.4%)
     Net income (loss)     (18.5)   (38.4)   51.8%      5.6    (96.6)  105.8%
     Diluted loss per
      share - continuing
      operations           (0.31)   (0.21)  (47.6%)   (0.64)   (0.31) (106.5%)
     Diluted earnings
      (loss) per share -
      net income (loss)    (0.36)   (0.70)   48.6%     0.11    (1.75)  106.3%
     Book value per
      share                 2.91     6.67   (56.4%)    2.91     6.67   (56.4%)
     Combined ratio       134.6%   126.5%     8.1%   135.4%   115.1%    20.3%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -   The loss of $16.3 million from continuing operations for the quarter
         ($33.1 million year to date) arose primarily from underwriting losses of $20.0 million in the quarter ($43.2 million year to date) in the
         US segment, which included adverse development of $5.3 million ($11.8 million year to date), and expenses of $4.1 million in the Corporate segment for the quarter ($10.4 million year to date), partially offset by $11.7 million ($13.2 million year to date) of investment income, $0.3 million ($0.9 million year to date) of net realized gains, and $1.5 million ($16.6 million year to date) of gains on the buyback of debt. The loss incurred in the Corporate segment is a result of a higher remaining expense base in continuing operations as the Company is no longer allocating a portion of these costs to discontinued operations.

     -   Gross premiums written decreased by 32.1% for the quarter to $58.9 million (36.0% to $143.2 million year to date) from $86.7 million in the second quarter last year ($223.6 million prior year to date). The significant reduction in premium volume is a reflection of the
         Company's strategy of discontinuing certain lines of business, primarily within its commercial lines.

     -   As a result of the Company re-focusing its efforts on core, profitable lines of business, non standard automobile premiums for six months to June 30, 2010 were $121.1 million or 84.6% of the total gross premiums written compared to $164.6 million or 73.6% of gross premiums written in the same period last year.

     -   The net adverse reserve development recorded in the quarter totaled
         $5.3 million. The adverse development was equally generated by the personal lines and commercial lines of business.

     -   For the three months ended June 30, 2010, investment income, excluding net realized gains was $11.7 million compared to $11.0 million for the same quarter of 2009, a 6.4% increase. The increase in investment income was primarily a result of favourable impact of the strengthening US dollar on the Company's unhedged Canadian dollar debt, mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.

     -   General and administrative expenses increased 4.6% to $25.0 million in the second quarter of 2010 from $23.9 million in the same quarter last year (17.8% to $49.6 million from $42.1 million for the year to date). This increase in 2010 general and administrative expenses is primarily the result of 2009 expenses being reduced by the receipt of
         $11.0 million in proceeds from the settlement of two lawsuits in the second quarter of 2009.

     -   As at June 30, 2010, the book value per share was $2.91 compared to
         $3.28 as at December 31, 2009 and $6.67 as at June 30, 2009.
     >>

     Kingsway Financial Services Inc.'s Management Discussion and Analysis

     The following management's discussion and analysis ("MD&A") should be read in conjunction with: (i) the Kingsway Financial Services Inc.'s
("Kingsway" or the "Company") unaudited interim consolidated financial statements for the second quarter of fiscal 2010, and the notes related thereto; (ii) the annual MD&A for fiscal 2009 set out on pages 1 to 44 in the
Company's 2009 Annual Report, including the section on risk factors; and (iii)
the audited consolidated financial statements for fiscal 2009 set out on pages
51 to 106 of the Company's 2009 Annual Report, and the notes related thereto.
     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The loss ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss.
We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, The
Company has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing The Company's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

     Date of MD&A

     Unless otherwise noted, the information contained in this MD&A is based on information available to management as of August 13, 2010.

     ACQUISITIONS

     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
("KAI") acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry
Swets, a former director and recently appointed Chief Executive Officer and
President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments. Please refer to note 13, for additional details.
     Effective June 30, 2010, the Company made an investment in JBA
Associates, Inc. ("JBA") for approximately $16.3 million, following which the
Company will have 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Estimated goodwill of approximately $13.9 million was recognized related to the purchase. The final goodwill balance will be determined upon further evaluation.

     DISCONTINUED OPERATIONS

     During 2008, the Company disposed of Canadian subsidiary York Fire and
Casualty Insurance Company ("York Fire").

     During 2009, the Company disposed of:

     <<
     -   HI Holdings and its subsidiary Zephyr Insurance Company Inc.
         ("Zephyr");
     -   the assets of Avalon Risk Management Inc. ("Avalon"); and
     -   Walshire Assurance Company ("Walshire") and its subsidiary Lincoln
         General Insurance Company ("Lincoln").
     >>

     During the first quarter of 2010, the Company disposed of Jevco Insurance
Company ("Jevco").
     For further information on the Company refer to the Corporate Overview on pages 2 to 4 of the 2009 Annual Report.
     Each of the operations shown above are considered to be discontinued
operations and are recorded as such in the statement of operations under the item "Income (loss) from discontinued operations, net of taxes". Assets and liabilities of discontinued operations have been reclassified and disclosed in the consolidated balance sheet as "Assets or Liabilities held for sale". In this MD&A, unless otherwise disclosed, only continuing operating activities of the Company are included.

     RESULTS OF CONTINUING OPERATIONS

     Premiums

     <<

     -------------------------------------------------------------------------
                        Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     Gross premiums
      written            $  58.9  $  86.7   (32.1%) $ 143.2  $ 223.6   (36.0%)
     -------------------------------------------------------------------------
     Net premiums
      written            $  52.0  $  89.6   (42.0%) $ 129.0  $ 251.2   (48.6%)
     -------------------------------------------------------------------------
     Net premiums
      earned             $  69.7  $ 111.2   (37.3%) $ 151.2  $ 247.5   (38.9%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The following table provides a breakdown of gross premiums written by line of business:

     <<
     -------------------------------------------------------------------------
                                                   Three months ended June 30:
     -------------------------------------------------------------------------
     (in millions of dollars)                  2010                2009
     -------------------------------------------------------------------------
     Non-Standard Automobile            $  50.2    85.2%   $  67.7    78.1%
     Property (including liability)         2.0     3.4         2.2     2.5%
     -------------------------------------------------------------------------
     Total Personal                     $  52.2    88.6%   $  69.9    80.6%
     -------------------------------------------------------------------------

     Commercial Automobile                  3.7     6.3%      15.4    17.8%
     Trucking                                 -       -         1.1     1.3%
     Other                                  3.0     5.1         0.3     0.3%
     -------------------------------------------------------------------------
     Total Commercial                   $   6.7    11.4%   $  16.8    19.4%
     -------------------------------------------------------------------------
     Total Gross Premiums Written       $  58.9   100.0%   $  86.7   100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                     Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of dollars)                  2010                2009
     -------------------------------------------------------------------------
     Non-Standard Automobile            $ 121.1    84.6%   $ 164.6    73.6%
     Property (including liability)         3.9     2.7         4.2     1.9%
     -------------------------------------------------------------------------
     Total Personal                     $ 125.0    87.3%   $ 168.8    75.5%
     -------------------------------------------------------------------------

     Commercial Automobile                 12.7     8.9%      48.6    21.7%
     Trucking                                 -       -         4.4     2.0%
     Other                                  5.5     3.8%       1.8     0.8%
     -------------------------------------------------------------------------
     Total Commercial                   $  18.2    12.7%   $  54.8    24.5%
     -------------------------------------------------------------------------
     Total Gross Premiums Written       $ 143.2   100.0%   $ 223.6   100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Gross premiums written decreased by 32.1% for the quarter to $58.9 million (36.0% to $143.2 million year to date) from $86.7 million in the second quarter last year ($223.6 million prior year to date). The significant reduction in premium volume across all segments is a reflection of the
Company's strategy of discontinuing certain lines of business, primarily within its commercial lines as well as the general impact on volume due to the ongoing economic situation in the U.S.
     The Company reported decreases in gross premiums written in the major lines of business. Non standard automobile and commercial automobile decreased by 25.8% and 76.0% respectively in second quarter (26.4% and 73.9% year to date) compared to the same period last year reflecting the Company's decision to terminate unprofitable business and exit certain commercial lines of business. Non standard automobile continues to be the Company's primary line of business, accounting for 85.2% in second quarter (84.6% year to date) of gross premiums written for the year compared to 78.1% (73.6% year to date)
last year. The proportion of commercial automobile premiums as a percent of the Company's total gross premiums written has declined to 6.3% in second quarter (8.9% year to date) compared to 17.8% (21.7% year to date) last year.

     Investment Income

     <<
     -------------------------------------------------------------------------
                        Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     Investment income   $  11.7  $  11.0     6.4%  $  13.2  $  19.3   (31.6%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended June 30, 2010, investment income, excluding net realized gains was $11.7 million compared to $11.0 million for the same quarter of 2009, a 6.4% increase (31.6% decrease to $13.2 million year to date). The primary reason for this increase in the quarter is a higher gain recorded as compared to same quarter in 2009 of approximately $2.9 million due to the impact of the strengthening US dollar on the Company's unhedged
Canadian dollar denominated debt and a foreign currency translation gain on cash held in Canadian banks; mitigated by reduction in interest income from lower yields as a result of a reduction in short term interest rates in the
U.S. and from the duration and risk profile of the portfolio having been reduced. A smaller fixed income securities portfolio as a result of the reduction in premiums written has also contributed to the lower interest income in the quarter. For a more detailed analysis of investment income see
Note 6 to the financial statements.

     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the three months and six months ended June 30, with comparative figures:

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
                                     June 30:                  June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     Fixed income        $   0.3  $   1.8   (83.3%) $   0.9  $  (0.1) 1000.0%
     Impairments               -     (1.7)  100.0%        -     (1.9)  100.0%
     -------------------------------------------------------------------------
     Total               $   0.3  $   0.1   200.0%  $   0.9  $  (2.0)  145.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended June 30, 2010, sales from the securities portfolio resulted in a net realized gain of $0.3 million ($0.9 million year to date) compared to a net realized gain of $1.8 million for the three months ended June 30, 2009 (loss of $0.1 million prior year to date).

     Underwriting Results (excluding Corporate)

     <<
     -------------------------------------------------------------------------
                        Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)             $ (20.0) $ (20.5)    2.4%  $ (43.2) $ (24.9)  (73.5%)
     Combined ratio       128.8%   118.5%    10.3%   128.6%   110.1%    18.5%
     Expense ratio         44.8%    36.1%     8.7%    45.3%    30.8%    14.5%
     Loss ratio            84.0%    82.4%     1.6%    83.2%    79.3%     3.9%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The underwriting loss for the U.S. operating segment was $20.0 million for the quarter ($43.2 million year to date) compared to a loss of $20.5 million in the same quarter last year ($24.9 million prior year to date). The underwriting results for the quarter ended June 30, 2010 were impacted by the expense structure of organization. Although the Company's efforts during its transformation process eliminated costs and expense from the organization, pressure on the Company's written and earned premiums caused by factors such as competitive pressure, the Company's AM Best rating, and regulatory limitations has had a detrimental impact on expense ratio.

     Adverse Development on Unpaid Claims

     <<
     -------------------------------------------------------------------------
                                         Three months ended  Six months ended
                                                    June 30:          June 30:
     -------------------------------------------------------------------------
     (in millions of dollars)                 2010     2009     2010     2009
     -------------------------------------------------------------------------
     Unfavourable change in estimated
      unpaid claims for prior accident
      years (Note 1):                      $  (5.3) $ (10.9) $ (11.8) $  (9.3)
     As a % of net premiums earned
      (Note 2):                               7.6%     9.8%     7.8%     3.8%
     As a % of unpaid claims (Note 3):        1.4%     2.9%     3.2%     2.5%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Note 1 -  Increase in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 -  Increase in current financial year reported combined ratio
     Note 3 -  Increase compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     The Company experienced estimated net unfavourable unpaid claims development of $5.3 million for the quarter (net unfavourable unpaid claims development of $11.8 million year to date) resulting in an increase of 7.6% to the combined ratio for the quarter (7.8% year to date) compared with estimated net unfavourable unpaid claims development of $10.9 million in the same quarter last year (net unfavourable unpaid claims development of $9.3 million prior year to date). The adverse development was equally generated by the personal lines and commercial lines of business.
     In 2009, the Company's internal actuarial team was significantly strengthened and the process on reserving unpaid claims changed, resulting in a more thorough internal review of unpaid claims. In 2010, instead of adjusting the reserves to the independent external actuary's point estimate, the Company now utilizes its internally developed reserve estimates.

     Expenses

     The expense ratio excluding the Corporate segment, increased to 44.8% in the quarter (45.3% year to date) compared to 36.1% for the same quarter (30.8%
year to date) last year. Costs included in the expense ratio are commissions, premium taxes, general and administrative expenses, and restructuring costs.
The increase in the expense ratio is attributed primarily to the disproportionate decrease in net premiums earned versus general and administrative expenses. Net premiums earned decreased by 39.3% to $69.7 million (38.9% to $151.2 million year to date) from the same period of the prior year. The increase in 2010 general and administrative expenses is primarily the result of 2009 expenses being reduced by the receipt of $11.0 million in proceeds from the settlement of two lawsuits in the second quarter of 2009.
     General and administrative expenses increased 4.6% to $25.0 million in the second quarter of 2010 from $23.9 million in the same quarter last year
(17.8% to $49.6 million from $42.1 for the prior year to date). This increase is primarily as a result of a higher remaining expense base in continuing operations as the Company is no longer allocating a portion of these costs to discontinued operations.
     The Company recorded $1.2 million of severance expense in the second quarter of 2010.

     Interest Expense

     Interest expense in the second quarter of 2010 decreased to $4.2 million
($9.7 million year to date) compared to $5.9 million for the second quarter of
2009 ($12.2 million prior year to date) as a result of the debt buy-back activities in 2009 and 2010.

     Gain on Buy-Back of Senior Notes

     During the second quarter of 2010, KAI and Kingsway 2007 General
Partnership purchased and cancelled $10.8 million ($95.6 million year to date)
face value of its senior unsecured debentures for $9.3 million ($79.0 million year to date) recording a gain of $1.5 million ($16.6 million year to date).

     Income Taxes

     Income tax recovery on continuing operations for the second quarter was
$0.3 million ($3.0 million year to date) compared with an income tax recovery of $ 15.9 million for the same quarter last year ($21.0 million prior year to date). An increase in the valuation allowance of $3.8 million was recorded in the current quarter ($7.8 million year to date).

     Loss from Continuing Operations and Loss Per Share - Continuing
Operations

     In the second quarter, the Company reported a loss from continuing operations of $16.3 million ($33.1 million year to date), compared to a loss from continuing operations of $11.6 million in the first quarter of last year
($17.2 million prior year to date). Diluted loss per share was $0.31 for the quarter ($0.64 year to date), compared to diluted loss per share of $0.21 for the second quarter of 2009 ($0.31 prior year to date). As noted above, the current quarter's loss is primarily due to the underwriting losses and corporate expenses, which was partially offset by investment income, net realized gains, and the gain on the buy back of debt.

     Income (Loss) from Discontinued Operations

     In the second quarter, the Company reported no earnings from discontinued
operations ($8.4 million year to date), compared to a loss from discontinued
operations of $26.8 million in the second quarter of last year ($77.9 million prior year to date).
     During the first quarter of 2010 the Company disposed of Jevco. As part of the agreement, the Company had the option to sell a property that was included in the purchase agreement. The purchase price would decrease if the sale price of the property was less than its carrying value, up to a maximum of approximately C$6.3 million. The purchase price would increase by 94.5% of every dollar that the sale price exceeded the carrying value. On June 15,
2010, the Company sold the property for less than its carrying value and as a result, the purchase price was decreased by C$2.2 million.
     As a result of the disposal of Jevco, the Company realized an after tax loss of $2.2 million in the second quarter (gain of $30.4 million in the first six months of 2010). Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of Jevco in 2010.

     Net Income (Loss) and Earnings (Loss) Per Share - Net Income (Loss)

     In the second quarter, the Company reported a net loss of $18.5 million
(net income of $5.6 million year to date), compared to net loss of $38.4 million in the second quarter of last year ($96.6 million prior year to date).
Diluted loss per share was $0.36 for the quarter (earnings $0.11 year to date)
compared to loss per share of $0.70 for the second quarter of 2009 ($1.75 prior year to date).

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements as at June 30, 2010 compared to
December 31, 2009.

     <<
     -------------------------------------------------------------------------
                                                            As at
     -------------------------------------------------------------------------
                                                       June December
     (in millions of dollars except per share            30,      31,
      values)                                          2010     2009   Change
     -------------------------------------------------------------------------
     Assets
     Cash and cash equivalents                      $ 186.7  $  58.7   218.1%
     Securities                                       406.6    512.2   (20.6%)
     Accounts receivable and other assets              97.9     94.3     3.8%
     Income taxes recoverable                          15.2     15.9    (4.4%)
     Funds held in escrow                              20.9        -        -
     -------------------------------------------------------------------------
     Future income taxes                                8.7      9.5    (8.4%)
     Capital assets                                    26.0     27.4    (5.1%)
     Goodwill and intangible assets                    51.0     37.6    35.6%
     Assets held for sale                               2.6  1,148.4   (99.8%)
     -------------------------------------------------------------------------

     Liabilities
     Unearned premiums                                104.6    120.7   (13.3%)
     Unpaid claims                                    323.2    368.5   (12.3%)
     Senior unsecured debentures                       82.7    176.8   (53.2%)
     Liabilities held for sale                            -    907.4  (100.0%)

     Shareholders' Equity
     Book value per share                              2.91     3.28   (11.3%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash:

     The cash balance increased to $186.7 million as at June 30, 2010 compared to $58.7 million as at December 31, 2009. The increase in cash is primarily due to the proceeds received from the Jevco sale partially offset by the funds used to repurchase debt. The offset to the increase in cash is reflected by the reduction of assets and liabilities held for sale reduced to nil.

     Securities:

     The fair value of the securities portfolio decreased 20.6% to $406.6 million, compared to $512.2 million as at December 31, 2009 as funds were used to reduce claims liabilities.
     As at June 30, 2010, 96.6% of the fixed income portfolio is rated 'A' or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 7 to the financial statements.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
     Due in less than one year                                          7.4%
     Due in one through five years                                     59.6
     Due after five through ten years                                  19.3
     Due after ten years                                               13.7
     -------------------------------------------------------------------------
     Total                                                            100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $15.8 million on the total securities portfolio at June 30, 2010 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $5.8 million at December 31, 2009.

     Funds held in escrow:

     Funds held in escrow are the remaining proceeds to be received from the
Jevco and HI Holdings sales once future contingent adjustments are known. See financial statement note 3 for further details.

     Income taxes recoverable:

     Income taxes recoverable decreased due to the receipt of income tax refunds that were generated from losses in the prior years.

     Future income taxes:

     Future income taxes have decreased primarily due to termporary differences that have arisen as a result of severance costs. The valuation allowance increased by $3.8 million in the current quarter ($7.8 million year to date). This allowance has been established as a result of the continuing losses of the US operations. Uncertainty over the Company's ability to utilize these loses over the short term has led to the Company recording this additional allowance.

     Goodwill and intangible assets:

     Goodwill and intangible assets increased due to the acquisition of JBA on
June 30, 2010. See financial statement note 11 for further details.

     Assets held for sale:

     Assets held for sale at June 30, 2010 consist of properties held for sale. Assets held for sale at December 31, 2009 consisted of all of the assets of Jevco. These assets were sold on March 29, 2010.

     Unearned premiums:

     Unearned premiums decreased 13.3% since December 31, 2009 as a result of lower written premiums.

     Liabilities held for sale

     Liabilities held for sale at December 31, 2009, consisted of all of the liabilities of Jevco. These liabilities were sold on March 29, 2010.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)                                    As at
     -------------------------------------------------------------------------
                                                            June 30, December
     Line of Business                                          2010  31, 2009
     -------------------------------------------------------------------------
     Non-Standard Auto                                      $ 162.8   $ 183.0
     Commercial Auto                                          157.0     179.5
     Other                                                      3.4       6.0
     -------------------------------------------------------------------------
     Total                                                  $ 323.2   $ 368.5
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 12.3% to $323.2 million at the end of the second quarter compared to $368.5 million at the end of 2009
     The provision for unpaid claims includes case reserves for individual claims of $209.0 million ($229.6 million at December 31, 2009) and a provision for Incurred But Not Reported ("IBNR") claims which decreased 17.8% to $114.2 million ($138.9 million at December 31, 2009).

     Book value per share:

     Book value per share decreased by 11.3% to $2.91 at June 30, 2010 from
$3.28 at December 31, 2009 as a result of $5.6 million of net income in the period and the decrease of $21.6 million in the "Accumulated other comprehensive income", component of shareholders' equity.

     Contractual Obligations and Related Contingencies

     Information concerning contractual maturities of financial instruments as at June 30, 2010 is shown in Note 7 of the financial statements. For further details on the Company's long term debt and interest obligations, refer to
Note 17 of the Company's 2009 audited consolidated financial statements and pages 20 to 25 of the 2009 Annual Report which sets out the Company's contractual obligations as at December 31, 2009.
     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
Rockwall Financial Advisors, LLC ("Rockwall Financial"). Pursuant to the Run-
off Management Agreement (the "Run-off Management Agreement"), Rockwall
Financial was to serve as the run-off manager for Lincoln. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of
$2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at June 30,
2010.
     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall
Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.
     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off
Management Agreement, abandoning the Lincoln run-off without cause and, as a result is not entitled to the sums it has demanded. Kingsway has also asserter counterclaims against Rockwall and two of its principals.
     The Company is also the defendant in two separate breach of contract suits filed by two former employees.

     Liquidity and Capital Resources

     During the three and six months ended June 30, 2010, the cash used in operating activities were $32.0 million and $106.7 million, respectively. The
Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.
     As at June 30, 2010, the Company's total debt to capital and senior debt to capital ratios were 59.8% and 36.6% respectively. As a result, the limitations and restrictions described above are applicable at June 30, 2010.
Subsequent to quarter end, the Company has repurchased significant amounts of its unsecured 6% debentures due 2012 and the 7.5% senior notes due 2014, and also purchased additional units of the KLROC pursuant to a tender offer. These repurchases have resulted in a reduction of the total debt to capital and senior debt to capital ratios. Further details of the buybacks have been noted
under note 17 to the financial statements pertaining to subsequent events.
     As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments. The Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements over the next twelve months. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the Company are inadequate to service its obligations, the
Company would need to raise capital, sell assets or restructure its debt obligations.
     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the "KLROC Offer") to acquire up to
1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway
Linked Return of Capital Trust ("KLROC") at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company acquired ownership of 121,000 units of the KLROC outside of the tender offer at an average price of C$10.45 per unit through a series of purchases on the
Toronto Stock Exchange. As a result of these acquisitions, the Company beneficially owns and controls 833,715 units, representing approximately
26.72% of the issued and outstanding units. As of June 30, 2010, the Company has put in place a legal set-off agreement between KFS Capital LLC the owner within the Kingsway group of the KLROC units, KAI and Kingsway ROC LLC which allows for the offset of the KFS Capital LLC investment and the KAI loan payable in the consolidated financial statements of Kingsway. Effectively this set-off agreement allows the Company to offset its investment in KLROC units against a loan carried on its balance sheet related to the KLROC transaction, which has resulted in improvement of the debt ratios calculated pursuant to negative covenants mentioned above. At June 30, 2010, the KLROC investment is held at C$17.73 per unit and the corresponding value in U.S. dollar has been offset against the debt. Any increase in the carrying value of the KLROC units will increase the amount of the set-off, and reduce the related debt.
     On June 9, 2010 KFS Capital LLC commenced a take-over bid (the "Offer")
to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash.
On July 9, 2010 KFS Capital LLC increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.
Further details of the tender have been noted under note 17 to the financial statements pertaining to subsequent events.
     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of the Company announced on July 14, 2009 the commencement of a modified "Dutch
Auction" tender offer (the "2012 Offer") for a portion of its outstanding
Unsecured 6% Debentures due 2012 (the "2012 Debentures"). The 2012 Offer
provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than
C$620, for a maximum aggregate purchase price to the offeror not to exceed
C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired
Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9.2 million in aggregate principal amount of Debentures. Kingsway 2007 General
Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.
     On March 29, 2010, as part of the closing of the Jevco sale transaction the Company repurchased $36.9 million (C$37.5 million) of par value of the
"2012 Debentures" realizing a gain of $5.9 million. The Company also repurchased $47.9 million of par value of the 7.50% senior notes due 2014
"2014 Debentures" realizing a gain of $9.2 million. In the second quarter the
Company purchased $2.9 million (C$3.0 million) of par value of the "2012
Debentures" and $7.93 million of par value of the "2014 Debentures" realizing a gain of $0.2 million and $1.2 million, respectively.
     The Company announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange
("TSX"). The normal course issuer bid was originally announced by the Company on November 28, 2008. Purchases under the normal course issuer bid from
December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares
(or approximately 5% of the aggregate number of common shares outstanding on
November 15, 2008). Purchases under the normal course issuer bid, as amended, were limited to 5,386,545 common shares, or approximately 10% of the public float on November 28, 2008. The normal course issuer bid, as amended, terminated on December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77.
     As at June 30, 2010 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.
     In the United States, a risk based capital ("RBC") formula is used by the
National Association of Insurance Commissioners ("NAIC") to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2010, all U.S. subsidiaries are estimated to be above the required RBC levels, with RBC ratio estimates ranging between 274%
and 480%, and have estimated aggregate capital of approximately $ 67.5 million in excess of the 200% level. During the second quarter of 2010, the Company rescinded its previously announced expansion of an intercompany pooling arrangement which had incorporated additional affiliated insurance entities effective January 1, 2010. Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages. As a result of the rescission, effective January 1, 2010 the new members of the pool along with their corresponding participation percentage are as follows; American
Service Insurance Company (70%) and American Country Insurance Company (30%).
     In May 2009, the Company placed all of Lincoln General Insurance Company
("Lincoln") into voluntary run-off. After that date Lincoln continued to experience losses from unfavourable reserve development. The result of
Lincoln's operational losses greatly reduced the Company's capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.
     On October 19, 2009, with the objective of protecting the interests of the Company's stakeholders, KAI, an indirect wholly owned subsidiary of the
Company, disposed of its entire interest in its wholly owned subsidiary,
Walshire. Walshire was the sole shareholder of Lincoln. All of the stock of
Walshire was donated to charities, and with this disposition Lincoln ceased being a member of the Kingsway group of companies. The method of disposal of
Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny;
and has the potential to adversely affect the reputation of the Company.
     The Pennsylvania Insurance Department ("DOI") has challenged the disposition of Walshire and Lincoln. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania ("Commonwealth Court")
against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI's position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI's complaint, thereby putting the legal sufficiency of the DOI's claims at issue. The demurrers were argued to a panel of the Commonwealth Court on
February 9, 2010.
     On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI's claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to the Pennsylvania Supreme Court. The Company is opposing this appeal.
     On November 19, 2009, the day before the DOI's complaint, the Company and
KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company's complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company's and KAI's lawsuit have been postponed, pending the Pennsylvania Supreme Court's decision in the DOI's lawsuit.
     If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in
Lincoln's financial results being included in the Company's consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company's public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.
     The Company's commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.
     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
Rockwall Financial Advisors, LLC ("Rockwall Financial"). Pursuant to that agreement (the "Run-off Management Agreement"), Rockwall Financial was to
serve as the run-off manager for Lincoln. In addition to base compensation of
$1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued
$3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at June 30, 2010.
     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall
Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.
     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off
Management Agreement, abandoning the Lincoln run-off without cause and, as a result is not entitled to the sums it has demanded. Kingsway has also asserted counterclaims against Rockwall and of its principals.
     As part of the ongoing transformation program, during the second quarter of 2009 the Company began terminating all related party reinsurance treaties.
As at September 30, 2009, all treaties between Kingsway Reinsurance
Corporation and the U.S. operating companies have been commuted. This initiative has resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.
     As at September 30, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the
Company's U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. At June 30,
2010 the capital maintained by Kingsway Reinsurance Corporation was approximately $4.6 million in excess of the regulatory capital requirements in
Barbados.
     As at June 30, 2010, the capital maintained by Kingsway Reinsurance
(Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
KLROC transaction that was completed on July 14, 2005 which is more fully described in Note 17(d) of the 2009 audited consolidated annual financial statements and on page 25 of the 2009 Annual Report. As of June 30, 2010, the
Company has put in place a legal set-off agreement between KFS Capital LLC, the owner within the Kingsway group of the KLROC units, KAI and Kingsway ROC
LLC which allows for the offset of the KFS Capital LLC investment and the KAI loan payable in the consolidated financial statements of Kingsway. Effectively this set-off agreement allows the Company to offset its investment in KLROC units against a loan carried on its balance sheet related to the KLROC transaction, which has resulted in improvement of the debt ratios.
     The Company has one other off-balance sheet financing arrangement as described on page 25 of the 2009 Annual Report.

     Critical accounting estimates and assumptions

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year to date results of the Company reflects management's judgments regarding the impact of prevailing global credit, and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.
     There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A, as described on page 28 of the
2009 Annual Report.

     Related Party Transactions

     Related-party transactions, including services provided to or received by the Company's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value. For additional details, see
Note 13 of the financial statements.
     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr.Swets, a former director and recently appointed Chief Executive Officer and President of the
Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company. The value of the consideration paid was approximately $2.5 million at the time of close.
     Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed Chief
Executive Officer and President of KFSI effective June 30, 2010.
     In March 2009, the Company obtained a $20 million financing facility from
American Physicians Assurance Corporation ("AP Assurance") to allow for specific capital initiatives. Two of the members of the Company's Board of
Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired. In the fourth quarter of 2009, a new $20 million facility was obtained from AP Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on February 25, 2010.
     In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the
Company, commencing April 1, 2010. This agreement is at fair market terms and conditions.
     In 2009, in addition to a previously agreed retainer of C$0.1 million, the Board of Directors had decided to pay additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board. Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million. In
2010, the remaining $0.2 million owing was paid.
     In the first quarter of 2010, in addition to a previously agreed retainer of C$0.2 million, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.
     In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. This remaining payment was made in the third quarter of 2010.
     The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the
Company.

     International Financial Reporting Standards (IFRS)

     As previously disclosed, the Company will report its financial statements for the year ending December 31, 2011 and its quarterly financial statements commencing with the quarter ending March 31, 2011 in accordance with IFRS, including comparative prior period results and balances. An opening IFRS balance sheet as of January 1, 2010, the transition date, will also be presented together with reconciliation to the December 31, 2009 balances prepared on a Canadian GAAP basis. As permitted by the U.S. Securities and
Exchange Commission ("SEC") the Company will not provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles
("US GAAP") in its annual consolidated financial statements filed with the
SEC.
     The International Financial Reporting Standards consist of the IFRS and
International Accounting Standards ("IAS") issued by the International
Accounting Standards Board ("IASB") together with interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") or
the former Standing Interpretations Committee ("SIC"). IFRS uses a conceptual framework similar to that of Canadian GAAP, but there are significant differences in recognition, measurement, and disclosure which have been identified and will be addressed in the course of implementing IFRS.
     A formal IFRS Project Charter ("Project Charter") and an IFRS Project
Plan ("Project Plan") were prepared during the Initial Assessment Phase, outlining the key elements and timing of the plan, and were both approved by the IFRS Project Steering Committee and Audit Committee.
     The Project Charter focuses on the purpose and objectives of the project, expectations and deliverables to key stakeholders, project scope and approach, milestone plan with completion criteria, date and deliverables, significant project risks and mitigation actions, roles and responsibilities of the IFRS
Project Steering and Implementation Committees, project management, issue resolution, and communication plan.
     The project Plan is updated on a regular basis and tracked by the level of completion of the detailed activities as shown below:

     <<
     -------------------------------------------------------------------------
                Estimated
               completion                             Status at
     Phase           time  Key elements               June 30, 2010
     -------------------------------------------------------------------------
     Phase 1 -   November  a) Form IFRS Project       Completed
     Initial         2008     Steering and Implemen-
     Assessment               tation Committees;
                           b) Prepare a Project
                              Charter and a Project
                              Plan;
                           c) Prepare high level
                              impact assessment on
                              the Company's finan-
                              cial statements
     -------------------------------------------------------------------------
     Phase 2 -   December  a) Identify IFRS           Completed
     Detailed        2009     standards applicable
     Assessment               to the Company;
                           b) IFRS vs. Canadian GAAP
                              /U.S. GAAP accounting/
                              disclosure gap
                              analysis
                           c) IFRS 1 analysis
                           d) Accounting strategy
                              analysis (i.e. pre-
                              liminary accounting
                              policy choices);
                           e) Information technology
                              and internal controls
                              impact assessments
                           f) Business impact assess-
                              ment (such as assess
                              impact on contracts
                              which are based on
                              Canadian GAAP measures);
                           g) Bonuses/variable comp-
                              ensation impact assess-
                              ment
                           h) Design training strat-
                              egy for the employees
                              directly or indirectly
                              associated with IFRS
                              conversion;
                           i) Comply with the regu-
                              latory reporting re-
                              quirements (i.e. OSFI,
                              FSCO and CSA require-
                              ments)
     -------------------------------------------------------------------------
     Phase 3 -       July  a) Financial impact        Completed activities:
     Solutions       2010     analysis;               ---------------------
     Development           b) Quantification of IFRS  a) Financial impact
                              and Canadian GAAP          analysis;
                              differences;            b) Quantification of
                           c) Selection and docu-        IFRS and Canadian
                              mentation of IFRS          GAAP differences;
                              accounting policies;    c) Selection and
                           d) Design of internal         documentation of
                              controls;                  IFRS accounting
                           e) Document proposed          policies;
                              system changes;         d) Design of internal
                           f) Renegotiate contracts      controls;
                              if impacted by IFRS;    e) Document proposed
                           g) Redesign compensation      system changes;
                              plan;                   f) Comply with the
                           h) Prepare implementation     regulatory reporting
                              plan for accounting        requirements (i.e.
                              and reporting, systems,    OSFI, FSCO and CSA
                              business and people;       requirements)
                           i) Perform income tax      g) Compensation plan
                              impact assessment,         design remains
                           j) Prepare proforma IFRS      unchanged
                              financial statements;   h) Perform income tax
                           k) Revisit communication      impact
                              and training strategy;  i) Renegotiate contracts
                           l) Comply with the reg-       - no impact
                              ulatory reporting
                              requirements (i.e.      In Process:
                              OSFI, FSCO and CSA      -----------
                              requirements)           a) Prepare proforma IFRS
                                                         financial statements;

                                                      Pending
                                                      -------
                                                      a) Prepare implement-
                                                         ation plan for
                                                         accounting and
                                                         reporting, systems,
                                                         business and people;
                                                      b) Revisit communication
                                                         and training
                                                         strategy;
     -------------------------------------------------------------------------
     Phase 4 -   December  a) Implementation of       Completed activities:
     Implement-      2010     IFRS accounting         ---------------------
      ation                   policies;               a) Implementation of
                           b) Prepare for the            IFRS accounting
                              fiscal year 2010 IFRS      policies;
                              opening balance sheet;  b) Prepare for the
                           c) Prepare IFRS comp-         fiscal year 2010 IFRS
                              aratives for the first     opening balance
                              quarter to fourth          sheet;
                              quarter of 2010;         Pending
                           d) Perform system en-       -------
                              hancements to report     c) Prepare IFRS comp-
                              information under           aratives for the
                              IFRS;                       first quarter to
                           e) Implement new               fourth quarter of
                              accounting and busi-        2010;
                              ness processes;          d) Perform system
                           f) Document changes to         enhancements to
                              internal controls;          report information
                           g) Comply with the regu-       under IFRS;
                              latory reporting         e) Implement new
                              requirements (i.e.          accounting and
                              OSFI, FSCO and CSA          business processes;
                              requirements);           f) Document changes to
                           h) Execute IFRS technical      internal controls;
                              training and change to   g) Comply with the
                              processes;                  regulatory reporting
                           i) Draft accounting            requirements (i.e.
                              policy manual and           OSFI, FSCO and CSA
                              guidelines                  requirements);
                           j) Continuous monitoring    h) Execute IFRS tech-
                              of changes to IFRS          nical training and
                              standards, processes        change to processes;
                              and systems.             i) Draft accounting
                                                          policy manual and
                                                          guidelines
                                                       j) Continuous
                                                          monitoring of
                                                          changes to IFRS
                                                          standards, processes
                                                          and systems.
     -------------------------------------------------------------------------
     >>

     The entire project is expected to be completed by December 31, 2010.
     The following is an update of the impact of adopting IFRS on the
Company's accounting, processes, information systems and internal controls as of June 30, 2010.

     <<
     1.  IFRS 1: First-Time Adoption of IFRS
         -----------------------------------
     >>

     First-time Adoption of International Financial Reporting Standards ("IFRS
1") generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions to full retrospective application of standards in effect on the initial reporting date.
     The following are the optional exemptions, that KFSI has elected at the transition date of January 1, 2010, to apply prospectively, whose impact is expected to be significant during preparation of the first financial statements under IFRS:

     <<
         1. Business combinations
            ---------------------
            IFRS 1 permits a first-time adopter to elect not to apply IFRS 3,
            Business Combinations retrospectively for business combinations that occurred before the date of transition to IFRS. KFSI has elected this exemption and will prospectively apply IFRS 3 to business combinations from the transition date of January 1, 2010.
            The classification and measurement of past business combinations will be based on acquisition date values and the goodwill carrying amount will be based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

         2. Cumulative translation differences
            ----------------------------------
            International Accounting Standards ("IAS") 21, The Effects of
            Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. KFSI has elected to deem all cumulative translation differences to zero on the transition date to IFRS. Cumulative translation balance of $14.8 million will be deemed zero at December 31, 2009, and the transition date will be the reference point for future foreign entity disposals.

         3. Designation of previously recognized financial instruments
            ----------------------------------------------------------
            An entity is permitted to designate at the date of transition any financial asset as available for sale, or a financial instrument at fair value through profit and loss (FVTPL) provided that the asset or liability meets the criteria for such classification (IAS
            39.9(b) (i), (b) (ii) and (11A)). KFSI has elected to designate its senior unsecured debentures at FVTPL. This comprises of a
            $125.0 million note issued by Kingsway America Inc. due in 2014 and a C$100.0 million debenture offering by a general partnership of the company due in 2012 of $97.6 million and $79.2 million respectively at December 31, 2009. The debt is currently
            classified as other financial liabilities and measured at
            amortized cost using the effective interest rate method under
            Canadian GAAP. The FVTPL election will first, reduce the
            accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with the debt liabilities, is classified as available for sale and measured at fair value, and secondly because the Kingsway debt is managed and evaluated on the basis of its fair value. As a result of the above change in accounting policy, a previously unrealized gain estimated at $73.3 million will be recognized in the retained earnings on transition date to IFRS. Subsequent gains or losses on fair valuation of the debt will be recognized in the profit and loss account under IFRS. As a result of gains recognized on the repurchase of senior indebtedness and the appreciation in the market value of the Company's senior indebtedness since the transition date the unrealized gain described above will decline significantly following the transition date.

            KFSI has also elected the following IFRS 1 exemptions on
            transition date. The impact has been determined not to be
            significant to the financial statements on adoption of IFRS.

            -  Insurance Contracts: IFRS 1 election allows KFSI as a first-
               time adopter to apply the transitional provisions of IFRS 4,
               Insurance contracts. See 2(d) below.
            -  Share-Based Payment Transactions: KFSI has elected to apply
               IFRS 2, Share Based Payments requirements for equity settled share based payments prospectively from transition date. There is no impact on the consolidated financial statements on
               transition date resulting from this election.
            -  Fair Value or Revaluation as Deemed Costs: KFSI previously reported that it had elected IFRS 1 exemption to use fair value as deemed cost for self constructed property on the transition date. With the sale of the Jevco subsidiary the Company no longer has self constructed property and accordingly will
               continue to use amortized cost as deemed cost.
            -  Leases: IFRS 1 election allows a first time adopter to
               determine whether an arrangement existing at the date of
               transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date. Based on assessment performed by the Company no new arrangements which may contain a lease where identified, and there is no impact.
            -  Investments in Subsidiaries, Jointly Controlled Entities and
               Associates: KFSI has elected the IFRS 1 exemption to present investment in subsidiaries based on Canadian GAAP carrying value, in the separate financial statements, as the deemed cost under IFRS on transition date.

     2.  Accounting Impact Analysis
         --------------------------
     >>

     During the Detailed Assessment Phase- Phase 2, an IFRS Accounting Impact
Matrix was prepared, analyzing IFRS/ Canadian GAAP accounting differences, and the expected impact on the Company and its subsidiaries on adoption of IFRS.
Based on the IFRS standards expected to have a significant impact on the
Company and its subsidiaries, Position Papers were prepared to individually assess the financial, process, internal controls, information systems and people impact of each selected standard on the Company on adoption of IFRS.
The quantification of the financial impacts is in process and will continue though the completion of the project.
     The following is an update on impact on adoption of IFRS that has been quantified during the quarter ended June 30, 2010.

     a) IAS 27 - Consolidated and Separate Financial Statements

     Under Canadian GAAP, the Company recognizes, as variable interest entities (VIE), entities in which it is not considered the primary beneficiary. The financial statements of these entities are not consolidated and the Company's investments in them are accounted for under the equity method. IAS 27 and SIC 12 do not have a concept of VIE and require that a parent consolidate its investments in subsidiaries using the control model wherein it obtains the benefits from their activities. Kingsway Linked Return of Capital Trust ("KLROC Trust"), Kingsway Note Trust ("KN Trust"), KL LP, ROC
GP and ROC LLC are entities that were formed in July 2005 in order to provide investors with exposure to a KAI note payable. The Company was a promoter of these entities. The Company has determined that these entities were formed under trust agreements that strictly control their activities and the Company obtains the benefits of their activities. Accordingly under IFRS, the Company will consolidate the financial statements of KLROC Trust which includes the accounts of the other aforementioned entities.
     The most significant impacts from the consolidation of these entities, as at January 1, 2010, the date of the Company's opening IFRS balance sheet is the elimination of the KFSI investment in ROC GP and its wholly owned subsidiary, ROC LLC, elimination of the 7.37% loan with a stated principal balance of $66.2 million payable by KAI to ROC, LLC and the recognition of the
KINGSWAY 5% preferred linked return of capital units due June 15, 2015 with a fair value of $16.5 million, after offsetting with units owned by KSFI. In addition the Company will recognize as an asset a Forward Purchase Agreement with an estimated fair value of $28.1 million entered into in connection with the issuance of the loan and the KLROC units and the recognition of a non-controlling interest of $28.1 million with the counterparty.

     b) IAS 40 - Investment property

     IAS requires that land and/or building, or part or both held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both be classified as an investment property. The Company and its subsidiaries own properties which are partially leased to third parties and owner occupied. The leased portions could be separately sold or leased out under a finance lease. The net carrying value of property leased to others was
$1.3 million on an amortized cost basis at June 30, 2010. The amount will be reclassified from capital assets to investment property. The fair value of investment property based on an independent appraisal will also be disclosed.
     After the transition date, the Company will continue to subsequently measure investment properties on an amortized cost basis and depreciation will be determined using the straight line basis. Fair valuation of investment properties will also be performed on transition date and periodically thereafter, for disclosure purposes in the IFRS financial statements as required by IAS 40.

     c) Insurance contracts

     IFRS 4 Insurance Contracts allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment performed by the Company, the impact on adoption of IFRS 4 is not significant.
     IFRS 4 introduces new disclosures, which will be included in the
Company's financial statements on adoption of IFRS. These include disclosures of insurance risk sensitivity, surrounding the nature and extent of risks arising from its insurance contracts, and showing the impact on profit or loss and equity if changes in the relevant risk variables that were reasonably possible at the end of the reporting period had occurred, and the methods and assumptions used in preparing the sensitivity analysis. New disclosures also include concentration of insurance risk, detailing management's basis of determining insurance risk concentration and a description of the shared characteristics identifying each concentration. In determining insurance risk sensitivity and concentration, the Company will implement additional monitoring controls over the use of estimates and end user computing processes.
     IFRS 4 also disallows off setting of insurance liabilities against related insurance assets as well as income and expenses which are offset from reinsurance amounts.

     d) Impairment of Assets

     IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. In addition the standard also requires that intangible assets with indefinite lives be tested for impairment on the transition date and annually thereafter, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication of impairment. Under Canadian GAAP, an evaluation is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company will therefore perform a full impairment test by determining the recoverable value of an asset based on the higher of fair value less costs to sell or value in use. The value in use of an asset will be based on discounted cash flows under IFRS.
     At December 31, 2009, KFSI had intangible assets with indefinite useful lives with a carrying value of $10.1 million. The Company is in the process of performing the impairment test for intangible assets on transition date based on IAS 36 requirements.
     Based on the expected process changes above on adoption of IAS 36, the system will be modified to track the history of impairment losses arising on an individual asset basis- if any, and the impairment model will also be updated to apply discounted cash flows to determine the value in use of an asset under IFRS. Controls will be put in place for the appropriate selection of the discount rate and over tracking of impairments by asset in the event that an impairment charge is reversed.

     e) Property, Plant and Equipment

     IAS 16 requires that each part of an item of property, plant and equipment with a cost that is significant in relation to total cost of the item shall be depreciated separately. An analysis completed in the first quarter 2010 of the useful lives of components of buildings was performed and the impact of separately depreciating the components was determined to be immaterial. Accordingly depreciation will continue under the current method.

     f) Non-current Assets Held for Sale and Discontinued Operations

     Included in Liabilities Held for Sale at December 31, 2009 was a deferred gain of C$0.8 million related to a sale and leaseback of property owned by the
Jevco subsidiary. The lease is an operating lease. IAS 17 requires that the gain be recognized in profit or loss at the date of the transaction.
Accordingly the gain will be credited to retained earnings in our opening balance sheet.

     g) Share-Based Payment Transactions

     IFRS 2 Share Based Payments requires that forfeitures of equity settled share based payments which have been granted, are estimated upfront and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company will therefore change its basis of determining the estimate, which is currently based on actual forfeitures at period end over the vesting period. There will be no financial impact over the vesting period of the granted shares, although the estimated periodic compensation expense may differ from the current accounting policy.
     On adoption of IFRS, each of the Company's subsidiaries, whose employees participate in the Kingsway Financial Stock Option Incentive Plan in which the parent company grants rights to its shares, to employees of its subsidiaries, will each recognize the corresponding compensation benefit for its employees, and a corresponding increase in equity as a contribution from the parent
Company in accordance with IFRIC 11 Group and Treasury shares transactions.
There will be no impact on the consolidated financial statements. Change management controls will be required over the accounting for the stock options at subsidiary level.

     h) Presentation of financial statements

     The Company has made additional accounting policy choices as a result of adoption of IFRS which will affect the disclosures in the financial statements, among which is the accounting policy choice for an entity to present its expenses either by nature or function on the face of the Statement of Comprehensive Income. The Company will present its expenses by nature, which is deemed to provide more relevant information as an insurance company.
This will result in significant changes to the current mapping of the general ledger to the financial statements and appropriate controls will be implemented.

     <<
     3.  Impact on processes, information systems and controls
         -----------------------------------------------------
     >>

     While new processes, internal controls and modifications to the existing information systems have been identified and plans are also underway to implement the changes arising from the new accounting policies selected under
IFRS, the Company has determined that the other changes to its current accounting, information systems or its processes as a result of the conversion to IFRS will not be significant, except as described above.
     The Company identified the processes and information systems changes which will be required as a result of adoption of IFRS. Proposed internal controls have been designed as part of the Position Papers analysis, to mitigate the risks arising from the process and information systems changes and to also ensure the internal control over financial reporting is robust.
The process and internal controls changes resulting from adoption of IFRS have been identified in the respective Position Papers and will be formally documented and updated as the project progresses. Internal controls which have been designed to address the changes in processes as a result of adoption of
IFRS are expected to be implemented and evaluated during Phase 4
Implementation Phase, of the project.
     Regular Steering Committee meetings attended by various members of management are held to communicate, review the project progress and deliverables. The Audit Committee continues to provide oversight to the IFRS project, and reviews the project status periodically. To date, the group's
IFRS 1 elections and IFRS accounting policy choices have been approved by both the Steering and Audit Committees.

     <<
     4.  Financial reporting expertise, including training requirements
         --------------------------------------------------------------
     >>

     Initial education and training sessions on the adoption of IFRS, have been communicated to the Company's finance and accounting staff. A training program has been prepared for more detailed sessions across the group to be held within the Solutions Development and Implementation Phases of the
project. This will focus among others, on the Company's IFRS policy choices, and the changes to the existing procedures and controls as a result of adopting IFRS. An additional IFRS Resource was also contracted to provide additional support to the in-house management team. Current resources are deemed appropriate to satisfactorily carry out the project to completion.

     <<
     5.  Future Modifications to IFRS
         ----------------------------
     >>

     In July 2010, the IASB issued an Exposure Draft, Insurance Contracts, an
Amendment to IFRS 4. The Exposure Draft proposes significant changes in the accounting for insurance contracts. The Company is studying the impact of these changes on its operations, financial position and results of operations, if issued in as set forth in the Exposure Draft.
     The IASB is in process of modifying current standards and is expected to issue new standards in the coming months. The Company will continue to review proposed and issued standards and interpretations. The impact of these yet to be issued changes on the Company's business activities cannot be quantified at this date.

     Disclosure of Outstanding Share Data

     As at June 30, 2010, the Company had 52,095,828 common shares outstanding and there have been no changes up to the reporting date.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
     (in millions of dollars except per share values)
     -------------------------------------------------------------------------
                                        2010       2010       2009       2009
                                          Q2         Q1         Q4         Q3
     -------------------------------------------------------------------------
     Gross premiums written        $    58.9  $    84.3  $    70.4  $    82.8
     Net premiums earned                69.7       81.5       79.7      103.0
     Total Revenue                      81.8       83.4       71.3      106.7
     -------------------------------------------------------------------------
     Net (loss) income from
      continuing operations            (16.3)     (16.8)     (65.2)     (24.0)
     Net (loss) income                 (18.5)      24.1      (75.5)    (118.1)
     -------------------------------------------------------------------------
     (Loss) earnings per share -
      continuing operations
     -------------------------------------------------------------------------
     Basic                         $   (0.31) $   (0.32) $   (1.26) $   (0.44)
     Diluted                       $   (0.31) $   (0.32) $   (1.26) $   (0.44)
     -------------------------------------------------------------------------
     (Loss) earnings per share -
      net (loss) income
     Basic                         $   (0.36) $    0.46  $   (1.46) $   (2.19)
     Diluted                       $   (0.36) $    0.46  $   (1.46) $   (2.19)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     (in millions of dollars except per share values)
     -------------------------------------------------------------------------
                                        2009       2009       2008       2008
                                          Q2         Q1         Q4         Q3
     -------------------------------------------------------------------------
     Gross premiums written        $    86.7  $   136.9  $   101.2  $   118.8
     Net premiums earned               111.1      136.4      119.3      153.1
     Total Revenue                     122.6      142.6      115.3      152.4
     -------------------------------------------------------------------------
     Net (loss) income from
      continuing operations            (11.6)      (5.6)    (165.2)       9.4
     Net (loss) income                 (38.4)     (58.3)    (360.4)     (17.4)
     -------------------------------------------------------------------------
     (Loss) earnings per share -
      continuing operations
     -------------------------------------------------------------------------
     Basic                         $   (0.21) $   (0.10) $   (3.00) $    0.17
     Diluted                       $   (0.21) $   (0.10) $   (3.00) $    0.17
     -------------------------------------------------------------------------
     (Loss) earnings per share -
      net (loss) income
     Basic                         $   (0.70) $   (1.06) $   (6.53) $   (0.32)
     Diluted                       $   (0.70) $   (1.06) $   (6.53) $   (0.32)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Financial Information from Continuing Operations

     Financial Strength Indicators:
     -------------------------------------------------------------------------
     Some of the key indicators of the
     Company's financial strength are as follows:
     -------------------------------------------------------------------------
                                             June 30, 2010  December 31, 2009
     -------------------------------------------------------------------------
     Senior debt to capitalization ratio             36.6%              48.7%

     Total debt to capitalization ratio              59.8%              66.6%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Risk Factors

     The Company's 2009 Annual Report ("2009 Annual Report") includes description and analysis of the key factors and events that could impact future earnings under the heading "Risk Factors" in the section entitled
"Management's Discussion and Analysis". These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

     Internal Controls over Financial Reporting and Disclosure Controls &
Procedures

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument
52-109 issued by the Canadian Securities Administrators. Management has
designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer
by others within those entities, particularly during the period in which the interim filings are being prepared.

     Forward Looking Statements

     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words
"anticipate", "expect", "believe", "may", "should", "estimate", "project",
"outlook", "forecast" or similar words are used to identify such forward looking information. Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the Company's securities filings, including its 2009 Annual Report under the heading Risk
Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at
www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange
Commission's website at www.sec.gov or through the Company's website at
www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     Additional Information

     Additional information relating to the Company, including the Company's
Annual Report and the Company's Annual Information Form is on SEDAR at
www.sedar.com.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share values)
     -------------------------------------------------------------------------
                                     Three months ended      Six months ended
     (Unaudited)                            June 30:              June 30:
     -------------------------------------------------------------------------
                                        2010       2009       2010       2009
     -------------------------------------------------------------------------
     Gross premiums written        $  58,912  $  86,708  $ 143,205  $ 223,630
     -------------------------------------------------------------------------
     Net premiums written          $  52,038  $  89,601  $ 128,989  $ 251,175
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned         $  69,683  $ 111,154  $ 151,158  $ 247,500
       Investment income (Note 6)     11,730     11,040     13,153     19,291
       Net realized gain (loss)
        (Note 6)                         343        132        860     (2,041)
     -------------------------------------------------------------------------
                                      81,756    122,326    165,171    264,750
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred             $  58,530  $  91,576  $ 125,813  $ 196,227
       Commissions and premiums
        taxes                          9,013     18,099     24,397     38,149
       General and administrative
        expenses                      25,032     23,931     49,614     42,143
       Restructuring costs (Note 10)   1,208      6,952      4,898      8,281
       Interest expense                4,184      5,918      9,692     12,215
       Amortization of intangibles     1,861      5,971      3,382      8,536
     -------------------------------------------------------------------------
                                      99,828    152,447    217,796    305,551
     -------------------------------------------------------------------------
     Loss before unusual item and
      income taxes                   (18,072)   (30,121)   (52,625)   (40,801)
     Gain on buy-back of senior
      notes (Note 12)                  1,454      2,647     16,557      2,647
     -------------------------------------------------------------------------
     Loss from continuing operations
      before income taxes            (16,618)   (27,474)   (36,068)   (38,154)
     Income tax (recovery)              (301)   (15,887)    (2,958)   (20,976)
     -------------------------------------------------------------------------
     Loss from continuing operations (16,317)   (11,587)   (33,110)   (17,178)
     Income (loss) from discontinued
      operations, net of taxes
      (Note 3)                             -    (26,790)     8,358    (77,850)
     Income (loss) on disposal of
      discontinued operations,
      net of taxes (Note 3)           (2,179)         -     30,354     (1,616)
     -------------------------------------------------------------------------
     Net Income (loss)             $ (18,496) $ (38,377) $   5,602  $ (96,644)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Loss per share - continuing
      operations:
     Basic:                        $   (0.31) $   (0.21) $   (0.64) $   (0.31)
     Diluted:                      $   (0.31) $   (0.21) $   (0.64) $   (0.31)
     -------------------------------------------------------------------------
     Earnings (loss) per share
      - net income (loss):
     Basic:                        $   (0.36) $   (0.70) $    0.11  $   (1.75)
     Diluted:                      $   (0.36) $   (0.70) $    0.11  $   (1.75)
     Weighted average shares
      outstanding (in '000s):
     Basic:                           52,062     55,069     52,062     55,069
     Diluted:                         52,062     55,091     52,062     55,111
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                             June 30, 2010  December 31, 2009
                                              (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents               $   186,688        $    58,726
       Securities (Note 6)                         406,593            512,197
       Accrued investment income                     3,398              4,158
       Financed premiums                            18,509             15,237
       Accounts receivable and other assets         97,922             94,285
       Funds held in escrow (Note 3)                20,936                  -
       Due from reinsurers and other insurers            -              4,938
       Deferred policy acquisition costs            23,787             29,088
       Income taxes recoverable                     15,156             15,883
       Future income taxes                           8,707              9,481
       Capital assets                               26,011             27,375
       Goodwill and intangible assets               50,966             37,573
       Assets held for sale (Note 3)                 2,646          1,148,414
     -------------------------------------------------------------------------
                                               $   861,319        $ 1,957,355
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable                           $    52,319        $    66,222
       Accounts payable and accrued
        liabilities                                 58,311             61,041
       Due to reinsurers and other insurers            916                  -
       Unearned premiums                           104,629            120,657
     -------------------------------------------------------------------------
       Unpaid claims                               323,177            368,501
       Senior unsecured debentures (Note 8)         82,701            176,764
       Subordinated indebtedness                    87,432             87,415
       Liabilities held for sale (Note 3)                -            907,416
                                                   709,485          1,788,016
     SHAREHOLDERS' EQUITY
       Share capital
         Issued and outstanding number of
          common shares                            296,091            295,291
           52,095,828 - June 30, 2010
           51,595,828 - December 31, 2009
       Contributed surplus                          18,227             20,549
       Deficit                                    (187,970)          (193,572)
       Accumulated other comprehensive income       25,486             47,071
                                                   151,834            169,339
     -------------------------------------------------------------------------
                                               $   861,319        $ 1,957,355
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                     Six months ended June 30:
     -------------------------------------------------------------------------
     (Unaudited)                                      2010               2009
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning of period            $   295,291        $   322,344
     Issued during the period (Note 13)                800                  -
     -------------------------------------------------------------------------
     Balance at end of period                      296,091            322,344
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period            $    20,549        $     9,791
     Forfeited options                              (2,947)            (1,932)
     Stock option expense                              625                811
     -------------------------------------------------------------------------
     Balance at end of period                       18,227              8,670
     -------------------------------------------------------------------------
     Retained (deficit) earnings
     Balance at beginning of period            $  (193,572)       $    98,564
     Net income (loss) for the period                5,602            (96,644)
     Common share dividends                              -             (1,849)
     -------------------------------------------------------------------------
     Balance at end of period                     (187,970)                71
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period            $    47,071        $    22,873
     Other comprehensive (loss) income             (21,585)            13,187
     -------------------------------------------------------------------------
     Balance at end of period                       25,486             36,060
     -------------------------------------------------------------------------
     Total shareholders' equity at end
      of period                                $   151,834        $   367,145
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                     Three months ended      Six months ended
                                            June 30:              June 30:
     -------------------------------------------------------------------------
     (Unaudited)                        2010       2009       2010       2009
     -------------------------------------------------------------------------
     Comprehensive income (loss)
     Net income (loss)             $ (18,496) $ (38,377) $   5,602  $ (96,644)
     Other comprehensive income
      (loss), net of taxes:
     - Change in unrealized gains
       (losses) on available-for-
       sale securities:
         Unrealized gains (losses)
          arising during the period,
          net of income taxes(1)      13,488     19,507     11,766     15,763
         Recognition of realized
          gains to net income, net
          of income taxes(2)            (208)     2,281       (371)    (6,340)
     - Unrealized gains (losses)
        on translating financial
        statement of self-sustaining
        foreign operations            (9,719)     4,442      3,540     (5,081)
     - Recognition of currency
        translation gain on disposal
        of subsidiary (Note 3)             -          -    (34,075)         -
     - Gain (loss) on cash flow
        hedge                         (1,984)    10,205     (2,445)     8,845
     -------------------------------------------------------------------------
     Other comprehensive (loss)
      income                           1,577     36,435    (21,585)    13,187
     -------------------------------------------------------------------------
     Comprehensive income (loss)   $ (16,919) $  (1,942) $ (15,983) $ (83,457)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Net of income tax of ($159) for the three months ended June 30, 2010
         (($3,639) for year to date) and $12,676 for the three months ended
         June 30, 2009 ($7,704 for year to date).
     (2) Net of income tax of ($107) for the three months ended June 30, 2010
         ($ 191 for year to date) and $819 for the three months ended June 30,
         2009 ($629 for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                     Three months ended      Six months ended
                                         June 30:              June 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2010        2009        2010        2009
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities
     Net income (loss)          $ (18,496)  $ (38,377)  $   5,602   $ (96,644)
     Items not affecting cash:
       Loss (income) from
        discontinued operations     2,179      26,790     (38,712)     79,466
       Amortization                 2,522       5,138       4,748       8,091
       Future and current income
        taxes                        (301)    (15,887)     (2,958)    (20,976)
       Net realized (gains) losses   (343)       (132)       (860)      2,041
       Amortization of bond premiums
        and discounts                 887         526       3,154         578
       Net change in other
        non-cash balances         (18,439)    (70,881)    (77,715)    (77,236)
     -------------------------------------------------------------------------
                                  (31,991)    (92,823)   (106,741)   (104,680)
     -------------------------------------------------------------------------
     Financing activities
     Share capital                      -           -         800           -
     Contributed surplus             (978)       (483)     (2,322)     (1,121)
     Dividends paid                     -        (977)          -      (1,849)
     Bank indebtedness and loans
      payable                     (13,894)      6,995     (13,886)      7,002
     Senior unsecured
      indebtedness                (12,680)      2,233     (94,063)       (200)
     -------------------------------------------------------------------------
                                  (27,552)      7,768    (109,471)      3,832
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities        (1,600) (1,358,801)    (34,819) (1,537,255)
     Proceeds from sale of
      securities                   57,370   1,355,491     142,486   1,736,769
     Financed premiums receivable,
      net                            (633)        873      (3,272)       (752)
     Acquisitions, net of cash
      required                    (13,752)          -     (13,752)          -
     Net proceeds from sale of
      discontinued operations         872           -     253,533      (1,941)
     Net capital assets and
      intangible assets               (35)    (12,198)         (2)     (5,192)
     -------------------------------------------------------------------------
                                   42,222     (14,635)    344,174     191,629
     -------------------------------------------------------------------------

     Net change in cash and
      cash equivalents            (17,321)    (99,690)    127,962      90,781
     Cash and cash equivalents
      at beginning of period      204,009     219,904      58,726      63,928
     -------------------------------------------------------------------------
     Cash and cash equivalents
      at end of period            186,688     120,214     186,688     154,709
     -------------------------------------------------------------------------
     Less cash and cash
      equivalents of discontinued
      operations at end of period       -      44,878           -      79,373
     -------------------------------------------------------------------------
     Cash and cash equivalents
      of continuing operations
      at end of period          $ 186,688   $  75,336   $ 186,688   $  75,336
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three and six months ended June 30, 2010 and 2009
     (Unaudited - tabular amounts in thousands of U.S. dollars)

     NOTE 1  Basis of Presentation
     -------------------------------------------------------------------------

     These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as were used for Kingsway Financial Services Inc. ("Kingsway" or the "Company")
     consolidated financial statements for the year ended December 31, 2009.
     These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009 as set out on pages 51 to 106 of the
     Company's 2009 Annual Report ("2009 Annual Report").

     NOTE 2  Changes in Accounting Policies
     -------------------------------------------------------------------------

     There were no new accounting policies adopted in the current fiscal year.

     NOTE 3  Discontinued Operations
     -------------------------------------------------------------------------
     Walshire Assurance Company ("Walshire"), Zephyr Insurance Company Inc.
     ("Zephyr") and Avalon Risk Management Inc. ("Avalon"), previously disclosed as part of the United States segment, and Jevco Insurance
     Company ("Jevco), Kingsway General Insurance Company ("KGIC") and York
     Fire and Casualty Insurance Company ("York Fire"), previously disclosed as part of the Canadian segment, have been classified as discontinued
     operations and the results of their operations are reported separately for all periods presented.

     Summarized financial information for discontinued operations is shown below.

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
                                     2010        2009        2010        2009
     -------------------------------------------------------------------------
     Operations:
     Revenue                   $        -  $  180,342  $   84,859  $  335,278
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations
      before taxes                      -     (26,242)     13,436     (78,808)
     Income tax (recovery)              -         548       5,078        (958)
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations
      before loss on disposal,
      net of taxes             $        -  $  (26,790)  $   8,358  $  (77,850)
     -------------------------------------------------------------------------
     Disposals:
     Gain (loss) on disposal
      before income taxes      $   (2,579) $        -   $  29,380  $   (1,941)
     Income taxes recovery           (400)          -        (974)       (325)
     -------------------------------------------------------------------------
                               $   (2,179) $        -   $  30,354  $   (1,616)
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations,
      net of taxes             $   (2,179) $  (26,790)  $  38,712  $  (79,466)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                        30-Jun-10   31-Dec-09
     -------------------------------------------------------------------------
     Assets
     Cash and cash equivalents                         $        -  $   62,155
     Securities                                                 -     852,131
     Accrued Investment Income                                  -       5,970
     Finance Premiums                                           -      51,340
     Accounts Receivable and other assets                       -      19,930
     Due from reinsurers and other insurers                     -      76,293
     Deferred policy acquisition costs                          -      29,974
     Income taxes recoverable                                   -      (5,295)
     Future income taxes                                        -       2,802
     Capital assets(x)                                      2,646      51,818
     Goodwill and other intangible assets                       -       1,296
     Assets held for sale and discontinued operations  $    2,646  $1,148,414
     -------------------------------------------------------------------------
     Liabilities
     Accounts payable and accrued liabilities          $        -  $    9,759
     Unearned premiums                                          -     144,323
     Unpaid claims                                              -     753,334
     Liabilities held for sale and discontinued
      operations                                       $        -  $  907,416
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Capital assets include U.S. real estate held for sale

     Walshire:

     In May 2009, the Company placed all of Lincoln General Insurance Company
     ("Lincoln") into voluntary run-off. After that date Lincoln continued to experience losses from unfavourable reserve development. The result of
     Lincoln's operational losses greatly reduced the Company's capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

     On October 19, 2009, with the objective of protecting the interests of the Company's stakeholders, Kingsway America Inc. ("KAI"), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire was the sole shareholder of Lincoln. All of the stock of Walshire has been donated to charities, and with this disposition Lincoln ceased being a member of the
     Kingsway group of companies. The method of disposal of Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny; and
     has the potential to adversely affect the reputation of the Company.

     The Pennsylvania Insurance Department ("DOI") has challenged the disposition of Walshire and Lincoln. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania ("Commonwealth
     Court") against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI's position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI's complaint, thereby putting the legal sufficiency of the DOI's claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

     On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI's claims against the Company. On April 30, 2010, the DOI appealed the April
     1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal.

     On November 19, 2009 the day before the day the DOI's complaint, the
     Company and KAI filled a complaint in the Commonwealth Court against the
     DOI seeking a declaration that the statue upon which DOI principally release did not apply to the donations. In response to the Company's complaint, the DOI filed an Answer and New Matter (in essence, a
     Counterclaim), making the same arguments the DOI made in its November 20,
     2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company's and KAI's lawsuit have been postponed, pending the Pennsylvania Supreme Court's decision in the DOI's lawsuit.

     If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln's financial results being included in the Company's consolidated financial statements. Thus, if the Pennsylvania Supreme
     Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company's public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

     The Company's commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

     At September 30, 2009, the total investment in Walshire was written down to nil. After taking into account the operating loss of Lincoln from
     October 1 to 19, 2009, factoring in realized investment gains and the write down of net assets, a net gain on disposal of $1.4 million was recorded and included in discontinued operations. The results of Lincoln from January 1 to October 19, 2009, the aggregate of the write-down of the investment in Walshire and the $10.0 million cash payment have been included in the income (loss) from discontinued operations, net of taxes line item in the Company's consolidated statement of operations for the year ended December 31, 2009.

     The Company's revenues from discontinued operations relating to Walshire were nil and $74.0 million in the second quarters of 2010 and 2009 respectively, and revenues of nil and $142.2 million in the first six months of 2010 and 2009 respectively. In total, the Company's loss from discontinued operations relating to Walshire, net of taxes was nil and
     $29.2 million in the second quarters of 2010 and 2009 respectively, and losses of $2.7 million and $71.2 million in the first six months of 2010 and 2009 respectively.

     At the date of disposition, the securities, other non-cash assets and total liabilities of Walshire were $649.1 million, $322.7 million and
     $889.3 million respectively.

     Zephyr:

     On October 30, 2009, the Company completed its previously announced sale of Zephyr, a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes, for $31.5 million plus a settlement of pre-closing earnings and other post closing adjustments of $4.5 million.

     As a result of the disposal, the Company recognized an after tax gain of
     $2.9 million during 2009. The Company's revenues from discontinued
     operations relating to Zephyr were nil and $4.0 million in the second quarters of 2010 and 2009 respectively, and revenues of nil and $7.5 million in the first six months of 2010 and 2009 respectively. In total, the Company's income from discontinued operations relating to Zephyr, net of taxes were nil and $2.4 million in the second quarters of 2010 and
     2009 respectively, and income of nil and $4.7 million in the first six months of 2010 and 2009 respectively.

     Avalon:

     On October 9, 2009, specific assets of Avalon were sold for $1.5 million pursuant to an Asset Purchase agreement with FMG Specialty Insurance
     Agency LLC. The agreement also included a transition services agreement.

     As a result of the disposal, the Company recognized an after tax gain of
     $1.0 million during 2009. The Company wrote down the remaining associated intangible assets of $1.6 million. The Company's revenues from discontinued operations relating to Avalon were nil and $1.6 million in the second quarters of 2010 and 2009 respectively, and revenues of nil and $5.2 million in the first six months of 2010 and 2009 respectively.
     In total, the Company's loss from discontinued operations relating to
     Avalon, net of taxes were nil and $1.4 in the second quarters of 2010 and
     2009 respectively, and loss of nil and $1.4 million in the first six months of 2010 and 2009 respectively.

     Canadian Operations:

     As a result of the Company's ongoing strategic initiatives, on October 1,
     2009, Jevco assumed the assets and liabilities of KGIC, a wholly owned
     Canadian subsidiary of the Company.

     On November 20, 2009, the Company was advised by A. M. Best Company ("A.
     M. Best") that the financial strength rating for Jevco was downgraded from "B" to "B-". On November 23, 2009, as a result of A.M. Best's downgrade of Jevco's financial strength rating, the Company undertook to dispose of its majority interest in Jevco.

     On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation ("Westaim") to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million. This was based on
     94.5% of the difference between the book value of Jevco as at
     December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments. The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012. C$20.0 million is being held in escrow until this contingent adjustment is finalized. The Company also had the option to sell a property that was included in the purchase agreement.
     The purchase price would decrease if the sale price of the property was less than its carrying value, up to a maximum of approximately
     C$6.3 million. The purchase price would increase by 94.5% of every dollar that the sale price exceeded the carrying value. On June 15, 2010, the
     Company sold the property for less than its carrying value and as a result, the purchase price was decreased by C$2.2 million.

     As a result of the disposal of Jevco, the Company realized an after tax loss of $2.2 million for the quarter (gain of $30.3 million in the first six months of 2010). Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of
     Jevco in 2010.

     In 2009, given that the purchase price of Jevco was less than its net book value, it was determined that the goodwill relating to the Canadian operating segment was fully impaired. As a result, the Company recorded in operating income a non-cash goodwill impairment charge relating to the
     Canadian operations of $6.9 million in the fourth quarter of 2009.

     The Company's revenues from discontinued operations relating to the
     Canadian Operations were nil and $100.8 million in the second quarters of
     2010 and 2009 respectively, and revenues of $84.9 million and
     $180.5 million in the first six months of 2010 and 2009 respectively. In total, the Company's income (loss) from discontinued operations relating to the Canadian Operations, net of taxes were $(2.2) million, and
     $1.3 million in the second quarters of 2010 and 2009 respectively, and income (loss) of $41.4 million and $(7.7) million in the first six months of 2010 and 2009 respectively.

     At the date of disposition, the securities, other non-cash assets and total liabilities of Jevco were $909.4 million, $248.7 million and
     $913.6 million respectively.

     Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the
     Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the
     Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the
     Company repurchased $84.8 million of par value of the senior unsecured debentures. The repurchase resulted in a gain of $15.1 million, which was recorded in the first quarter of 2010.

     York Fire:

     On September 30, 2008, the Company sold York Fire, a primarily standard insurance writer, to La Capitale General Insurance Inc. for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments were reflected accordingly. The Company's revenues from discontinued operations relating to York Fire were nil and nil in the second quarters of 2010 and 2009 respectively, and revenues of nil and $(0.2) million in the first six months of 2010 and 2009 respectively.
     In total, the Company's loss from discontinued operations relating to
     York Fire, net of taxes were nil and nil in the second quarters of 2010 and 2009 respectively, and a loss of nil and $3.8 million in the first six months of 2010 and 2009 respectively.

     NOTE 4 Stock-based Compensation
     -------------------------------------------------------------------------

     Per share value of options granted during the first quarter of 2010 was
     C$1.55. Per share value of options granted in March 2009 were C$0.45 and C$0.97. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                             As at June 30:
     -------------------------------------------------------------------------
                                                            2010       2009
     -------------------------------------------------------------------------
     Risk-free interest rate                                 3.7%       1.78%
     Dividend yield                                            -%       4.21%
     Volatility of the expected market price of the
      Company's common shares                              193.7%       88.1%
     Expected option life (in years)                          4.0         4.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     In the second quarter 2010, the Company recognized a reversal of compensation expense as a result of forfeited options of $1.2 million
     ($2.9 million year to date) compared to $0.8 million for the same quarter in 2009 ($1.9 million prior year to date).

     NOTE 5 Segmented Information
     -------------------------------------------------------------------------

     The Company provides property and casualty insurance. Previously, the
     Company managed these businesses in three reportable segments, Canada, the United States and Corporate. As a result of implementing its
     Corporate restructuring plan, exiting non-core business and the sale of its remaining Canadian operations, the Company now manages its business in the following three segments: the United States, Business in Run-off and Corporate. The United States segment consists of U.S. operations and includes transactions with one of the Company's reinsurance subsidiaries.
     The Business in Run-off is comprised of the Southern United Fire
     Insurance Company Inc. ("SUFI") business. Beginning in the second quarter of 2010, SUFI's results are not considered material and are reported as part of the U.S. operations. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

     -------------------------------------------------------------------------
                                        Three months ended June 30, 2010
     -------------------------------------------------------------------------
                                United
                                States      Run-off    Corporate        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $    58,912  $         -  $         -  $    58,912
     Net premiums
      earned                    69,683            -            -       69,683
     Investment income           3,328            -        8,402       11,703
     Net realized gain             327            -           16          343
     Interest expense            4,184            -            -        4,184
     Amortization of
      capital assets               625            -           37          662
     Amortization of
      intangible assets
      and goodwill
      impairment                 1,861            -            -        1,861
     Income tax expense
      (recovery)                  (115)           -         (186)        (301)
     (Loss) income from
      continuing
      operations
      after tax                (20,865)           -        4,548      (16,317)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                        Three months ended June 30, 2009
     -------------------------------------------------------------------------
                                United
                                States      Run-off    Corporate        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $    84,998  $     1,710  $         -  $    86,708
     Net premiums earned       105,692        5,462            -      111,154
     Investment income
      (loss)                    12,486          122       (1,568)      11,040
     Net realized (loss)
      gain                        (260)         (10)         402          132
     Interest expense            5,918            -            -        5,918
     Amortization of
      capital assets              (993)           9          151         (833)
     Amortization of
      intangible assets
      and goodwill
      impairment                 5,282            4          685        5,971
     Income tax recovery       (10,482)           -       (5,405)     (15,887)
     Loss from continuing
      operations after tax      (2,582)      (3,696)      (5,309)     (11,587)
     -------------------------------------------------------------------------

                                        Six months ended June 30, 2010
     -------------------------------------------------------------------------
                                United
                                States      Run-off    Corporate        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $   143,116  $        89  $         -  $   143,205
     Net premiums earned       150,738          420            -      151,158
     Investment income           7,386          141        5,626       13,153
     Net realized gain             844            -           16          860
     Interest expense            9,692            -            -        9,692
     Amortization of
      capital assets             1,285            8           73        1,366
     Amortization of
      intangible assets and
      goodwill impairment        3,382            -            -        3,382
     Income tax (recovery)
      expense                   (1,230)         363       (2,091)      (2,958)
     Loss from continuing
      operations after tax     (30,308)        (134)      (2,668)     (33,110)
     Total assets
      (excluding assets
      held for sale)(x)    $   665,122  $    22,255  $   171,296  $   858,673
     -------------------------------------------------------------------------
     (x) Total assets held for sale were $ 2,646

     -------------------------------------------------------------------------
                                        Six months ended June 30, 2009
     -------------------------------------------------------------------------
                                United
                                States      Run-off    Corporate        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $   217,112  $     6,518  $         -  $   223,630
     Net premiums earned       232,293       15,207            -      247,500
     Investment income          17,840          247        1,204       19,291
     Net realized (loss)
      gain                      (2,439)          (4)         402       (2,041)
     Interest expense           12,215            -            -       12,215
     Amortization of
      capital assets              (764)          23          296         (445)
     Amortization of
      intangible assets
      and goodwill
      impairment                 7,205            8        1,323        8,536
     Income tax recovery       (14,147)           -       (6,829)     (20,976)
     Loss from continuing
      operations after
      tax                       (4,722)      (7,202)      (5,254)     (17,178)
     Total assets
      (excluding assets
      held for
      sale)(x)             $ 1,172,300  $    45,691  $   107,562  $ 1,325,553
     -------------------------------------------------------------------------
     (x) Total assets were $3,139,941 and assets held for sale were $1,814,387

     NOTE 6 Securities
     -------------------------------------------------------------------------
     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                                June 30, 2010
     -------------------------------------------------------------------------
                                              Gross       Gross
                             Amortized   Unrealized   Unrealized         Fair
                                  Cost        Gains       Losses        Value
     -------------------------------------------------------------------------
     Term deposits         $     1,968  $         -  $        (1) $     1,967
     Bonds:
     Canadian - Government         200            5            -          205
     U.S.     - Government     203,106        7,083            -      210,189
              - Corporate      164,260        8,470         (388)     172,342
              - Commercial
                 mortgage
                 backed         15,561          427            -       15,988
              - Other asset
                 backed          5,652          169           (1)       5,820
     Sub-total             $   390,747  $    16,154  $      (390) $   406,511
     Preferred
      shares  - U.S.                92            -          (10)          82
     -------------------------------------------------------------------------
                           $   390,839  $    16,154  $      (400) $   406,593
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                December 31, 2009
     -------------------------------------------------------------------------
                                              Gross        Gross
                             Amortized   Unrealized   Unrealized         Fair
                                  Cost        Gains       Losses        Value
     -------------------------------------------------------------------------
     Term deposits         $    23,791  $         -  $         -  $    23,791
     Bonds:
     Canadian - Government         208            7            -          215
     U.S.     - Government     265,117        4,240         (551)     268,806
              - Corporate      186,502        4,135       (1,094)     189,543
              - Commercial
                 mortgage
                 backed         14,141            -         (189)      13,952
              - Other
                 asset
                 backed          7,573          185          (66)       7,692
     -------------------------------------------------------------------------
     Sub-total             $   497,332  $     8,567  $    (1,900) $   503,999
     Preferred
      shares  - Canadian(x)      9,014            -         (893)       8,121
              - U.S.                92            -          (15)          77
     -------------------------------------------------------------------------
                           $   506,438  $     8,567  $    (2,808) $   512,197
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Canadian Preferred shares are the units of KLROC purchased by the
         Company

     The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

     -------------------------------------------------------------------------
                                                June 30, 2010
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                  Fair   Unrealized         Fair   Unrealized
     Bonds:                      value         loss        value         loss
     -------------------------------------------------------------------------
     U.S. Term Deposits    $       601  $        (1) $         -  $         -
          - Corporate            5,732         (325)         952          (63)
          - Commercial
             mortgage
             backed                  -            -            -            -
          - Other asset
             backed                  -            -          318           (1)
     -------------------------------------------------------------------------
     Sub-total             $     6,333  $      (326) $     1,270  $       (64)
     Preferred
      shares
          - U.S.                     -            -           82          (10)
     -------------------------------------------------------------------------
                           $     6,333  $      (326) $     1,352  $       (74)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                December 31, 2009
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                  Fair   Unrealized         Fair   Unrealized
     Bonds:                      value         loss        value         loss
     -------------------------------------------------------------------------
     U.S. - Government     $   161,535  $      (551) $         -  $         -
          - Corporate           91,989         (956)       1,878         (138)
          - Commercial
             mortgage
             backed             13,952         (189)           -            -
          - Other asset
             backed              1,805          (11)         996          (55)
     -------------------------------------------------------------------------
     Sub-total             $   269,281  $    (1,707) $     2,874  $      (193)
     Preferred
      shares
          - Canadian             8,121         (893)           -            -
          - U.S.                     -            -           77          (15)
     -------------------------------------------------------------------------
                           $   277,402  $    (2,600) $     2,951  $      (208)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

     Management performs a quarterly analysis of the Company's investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

     -   identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;
     -   obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;
     -   reviewing the trading range of certain securities over the preceding calendar period;
     -   assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;
     -   assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record;
     -   determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed;
     -   assessing the Company's ability and intent to hold these securities at least until the investment impairment is recovered. The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:
         -   the opinion of professional investment managers could be
             incorrect;
         -   the past trading patterns of individual securities may not reflect future valuation trends;
     -   the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a
         Company's financial situation; and
     -   the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the
         Company's unknown underlying financial problems.

     As a result of the above analysis performed by management to determine declines in market value that are other than temporary, there were no write downs for other-than-temporary impairments for the quarter ended
     June 30, 2010 compared to $1.7 million for the same period last year (no write downs for the six month period ended June 30, 2010 compared to
     $1.9 million for the six month period ended June 30, 2009).

     Management has reviewed currently available information regarding other securities with estimated fair values that are less than their carrying amounts and believes that these unrealized losses are not
     other-than-temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. The Company does not intend to sell those securities and it is not more likely than not that it will be required to sell those securities before recovery of its amortized cost.

     Net investment income for the three and six months ended June 30 is comprised as follows:

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                          June 30:                June 30:
     -------------------------------------------------------------------------
                                        2010       2009       2010       2009
     -------------------------------------------------------------------------
     Investment income
       Interest                    $   4,297  $   6,044  $   8,246  $  11,607
       Dividends                          28         43        649        228
       Premium Finance                   (28)      (170)      (160)      (306)
       Other                           7,669      5,228      4,827      7,969
     -------------------------------------------------------------------------
     Gross Investment Income       $  11,966  $  11,145  $  13,562  $  19,498
     Investment Expenses                 236        105        409        207
     -------------------------------------------------------------------------
     Net Investment Income         $  11,730  $  11,040  $  13,153  $  19,291
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The decrease in interest income on short term securities for the quarter and year to date is primarily due to a significant reduction in short term interest rates in the U.S. in the current year compared to the same periods last year. The decrease in interest on bonds for the three and six months to June 30, 2010 compared to the same periods last year is partially due to a reduction in short-term yields described above. A smaller fixed income securities portfolio as a result of a reduction in premiums written has also contributed to the lower interest income on bonds in the quarter and year to date in the U.S.

     For the three months ended June 30, 2010, investment income, excluding net realized gains was $11.7 million compared to $11.0 million for the same quarter of 2009, a 6.4% increase. This increase in investment income was primarily a result of favorable impact of the strengthening US dollar on the Company's unhedged Canadian dollar debt and a foreign currency translation gain on cash held in Canadian banks; mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.

     Net realized gains for the quarter ended June 30, 2010 were $0.3 million compared to $0.1 million for the quarter ended June 30, 2009. Net realized gains for the six months ended June 30, 2010 were $0.9 million compared to a net realized loss of $2.0 million for the six months ended
     June 30, 2009.

     NOTE 7 Financial Instruments
     -------------------------------------------------------------------------

     Risk Management

     The Company's risk management policies and practices are described on pages 9 to 10, 36 to 44 and 68 to 72 of the 2009 Annual Report. There has
     been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The
     Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups
     (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company's policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating:

     -------------------------------------------------------------------------
                                       June 30, 2010      December 31, 2009
     -------------------------------------------------------------------------
     AAA/Aaa                       $ 244,666      60.2%  $ 314,780      62.4%
     AA/Aa                            33,193       8.2      71,587      14.2
     A/A                             114,535      28.2     106,174      21.1
     BBB/Baa                          12,741       3.1       8,936       1.8
     CCC/Caa or lower, or not
      rated                            1,376       0.3       2,522       0.5
     -------------------------------------------------------------------------
     Total                         $ 406,511     100.0%  $ 503,999     100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     As at June 30, 2010, 96.6% of the fixed income portfolio is rated 'A' or better. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

     Market risk:

     The market risk exposure of the Company consists mainly of changes in interest rates and equity prices and to a smaller extent, to foreign currency exchange rates. Market risk is subject to risk management. The
     Investment Committee of the Board and senior management of the Company monitor the Company's market risk exposures and activities that give rise to these exposures.

     Interest rate risk:

     The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and
     Board approved investment policies. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $8.0 million at June 30,
     2010, representing 2.0% of the $406.6 million fair value fixed income securities portfolio.

     Computation of the prospective effect of hypothetical interest rate changes are based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date and should not be relied on as indicative of future results. The analysis is done on the following assumptions:

         (a) the securities in the Company's portfolio are not impaired;
         (b) credit and liquidity risks have not been considered;
         (c) interest rates and equity prices move independently; and
         (d) shifts in the yield curve are parallel.

     Available-for-sale securities in an unrealized loss position as reflected in Accumulated Other Comprehensive Income, may at some point in the future be realized through a sale or impairment.

     Foreign currency risk:

     The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness.
     It does not hedge any of this foreign currency exposure. Its U.S.
     operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases income before income taxes by approximately $0.3 million.

     Liquidity and cash flow risk:

     Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities as well as the sale of certain operations.
     Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the
     Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements.

     The Company holds $187.3 million in cash and high grade short-term assets, representing approximately 31.6% of invested assets. The majority of the other fixed income securities are also liquid.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at                     One to      Five      More        No
     June 30,      One year      five    to ten  than ten  Specific
     2010           or less     years     years     years      date     Total
     -------------------------------------------------------------------------
     Assets:
     Cash and cash
      equivalents  $186,688  $      -  $      -  $      -  $      -  $186,688
     Securities      30,039   242,373    78,646    55,453        82   406,593
     Accrued
      investment
      income          3,398         -         -         -         -     3,398
     Financed
      premiums       18,509         -         -         -         -    18,509
     Accounts
      receivable
      and other
      assets         97,922         -         -         -         -    97,922
     Funds held
      in escrow           -    20,936         -         -         -    20,936
     Due from
      reinsurers
      and other
      insurers            -         -         -         -         -         -
     -------------------------------------------------------------------------
     Total:        $336,556  $263,309  $ 78,646  $ 55,453  $     82  $734,046
     -------------------------------------------------------------------------
     Liabilities:
     Loans payable $      -  $ 52,319  $      -  $      -  $      -  $ 52,319
     Accounts
      payable and
      accrued
      liabilities    58,311         -         -         -         -    58,311
     Unpaid claims  136,715   165,348    20,164       950         -   323,177
     Senior
      unsecured
      debentures          -    82,701         -         -         -    82,701
     Subordinated
      indebtedness        -         -         -    87,432         -    87,432
     Due to
      reinsurers
      and other         387       469        57         3         -       916
     -------------------------------------------------------------------------
     Total:        $195,413  $300,837  $ 20,221  $ 88,385  $      -  $604,856
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at                     One to      Five      More        No
     December      One year      five    to ten  than ten  Specific
     31, 2009       or less     years     years     years      date     Total
     -------------------------------------------------------------------------
     Assets:
     Cash and cash
      equivalents  $ 58,726  $      -  $      -  $      -  $      -  $ 58,726
     Securities      68,138   293,868    94,675    55,439        77   512,197
     Accrued
      investment
      income          4,158         -         -         -         -     4,158
     Finance
      premiums       15,237         -         -         -         -    15,237
     Accounts
      receivable
      and other
      assets         94,285         -         -         -         -    94,285
     Due from
      reinsurers
      and other
      insurers        2,387     2,260       280        11         -     4,938
     Total:        $242,931  $296,128  $ 94,955  $ 55,450  $     77  $689,541
     Liabilities:
     Loans payable $      -  $      -  $ 66,222  $      -  $      -  $ 66,222
     Accounts
      payable
      and accrued
      liabilities    61,041         -         -         -         -    61,041
     Unpaid claims  181,302   165,836    20,553       810         -   368,501
     Senior
      unsecured
      debentures          -   176,764         -         -         -   176,764
     Subordinated
      indebtedness        -         -         -    87,415         -    87,415
     Total:        $242,343  $342,600  $ 86,775  $ 88,225  $      -  $759,943
     -------------------------------------------------------------------------

     Collateral pledged: As at June 30, 2010, bonds and term deposits with an estimated fair value of $32.2 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its insurance policies. At June 30, 2010, the amount of such pledged securities was $4.2 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

                                                                June 30, 2010

                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable

     Loans Payable                       $   39,886   $   52,319   $   12,433
     Senior unsecured debentures             73,920       82,701        8,781
     Subordinated indebtedness               40,852       87,432       46,580

                                                            December 31, 2009

                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable

     Loans Payable                       $   24,187   $   66,222   $   42,035
     Senior unsecured debentures            103,512      176,764       73,252
     Subordinated indebtedness               22,788       87,415       64,627

     (x) The fair value is based on market observable inputs

     The carrying value of all other instruments approximates their fair value due to the short term to maturity of those financial instruments.

     The Company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at June 30, 2010 was as follows:

     -------------------------------------------------------------------------
     Description                             Available for sale securities
     -------------------------------------------------------------------------
                                                                        Fixed
                                                          Equity       Income
     -------------------------------------------------------------------------
     Fair value                                       $       82   $  406,511
     Based on:
     Quoted market prices (level 1)                      100.0%            -
     Valuation techniques -Significant market
      observable Inputs (level 2)                              -      100.0%
     -------------------------------------------------------------------------
     Valuation techniques - Significant
      unobservable market inputs (level 3)                     -            -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 8 Capital Management
     -------------------------------------------------------------------------

     As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments. The Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the
     Company would need to raise capital, sell assets or restructure its debt obligations.

     The Company did not pay any dividends on common shares in the second quarter of 2010 (nil year to date) as compared to $0.9 million for the same period last year ($1.8 million prior year to date). The Company suspended its dividends in the second quarter of 2009.

     The Company has continued to experience losses. The reduction in shareholders' equity as a result of these ongoing losses has reduced the
     Company's capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries. Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and
     35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

     As at June 30, 2010, the Company's total debt to capital and senior debt to capital ratios were 59.8% and 36.6% respectively. As a result, the limitations and restrictions described above are applicable at June 30,
     2010. Subsequent to quarter end the Company has repurchased significant amounts of its unsecured 6% debentures due 2012 and the 7.5% senior notes due 2014, and also purchased additional units of the KLROC pursuant to a tender offer. These repurchases have resulted in a reduction of the total debt to capital and senior debt to capital ratios. Further details of the buybacks have been noted under note 17 to the financial statements pertaining to subsequent events. The Company continues to explore opportunities to buy back debt in the market. Pursuant to the debt buyback initiative the Company commenced in 2009 a take-over bid and a modified "Dutch Auction" tender offer for a portion of its outstanding
     KLROC units and Unsecured 6% Debentures due July 11, 2012 respectively.
     Both the tenders were paid for using available cash. During 2009, the
     Company also bought back its common shares pursuant to an amended normal course issuer bid that terminated on December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77, none of which were repurchased in second quarter of 2009.
     Currently, there is no existing normal course issuer bid in place and no common stock repurchases have been made in 2010. As at June 30, 2010, the
     Company had 52,095,828 common shares outstanding compared with 55,068,528 common shares outstanding at June 30, 2009.

     As of June 30, 2010, the Company has put in place a legal set-off agreement between KFS Capital LLC, the owner within the Kingsway group of the KLROC units, KAI and Kingsway ROC LLC which allows for the offset of the KFS Capital LLC investment and the KAI loan payable in the consolidated financial statements of Kingsway. Effectively this set-off agreement allows the Company to offset its investment in KLROC units against a loan carried on its balance sheet related to the KLROC transaction, which has resulted in improvement of the debt ratios calculated pursuant to negative covenants mentioned above. At June 30,
     2010, the KLROC investment is held at C$17.73 per unit and the corresponding value in U.S. dollar has been offset against the debt. Any increase in the carrying value of the KLROC units will increase the amount of the set-off, and reduce the related debt.

     Early in 2010, the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010, after receipt of all required regulatory approvals, the sale of Jevco was completed for a purchase price of C$264.2 million. Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the Kingsway 2007
     General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the Company repurchased $47.9 million and $36.9 million (C$37.5 million) of outstanding par value of the Company's debt maturing in 2014 and 2012 respectively resulting in a gain of $9.2 million and $5.9 million respectively. The Company used $69.1 million to make these repurchases.
     These buybacks have positively impacted the Company's debt ratios.
     Further details of the Jevco disposition have been noted under Note 3 to the financial statements pertaining to discontinued operations.

     In the second quarter the Company repurchased $2.9 million (C$3.0 million) of par value of the 6% senior unsecured debentures and $7.9 million of par value of the 7.5% senior notes realizing a gain of $0.2 million and $1.3 million respectively.

     As at June 30, 2010, the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level.  As at June 30, 2010, all U.S.
     subsidiaries are estimated to be above the required RBC levels, with RBC ratio estimates ranging between 274% and 480%, and have estimated aggregate capital of approximately $ 67.5 million in excess of the 200%
     level. During the second quarter of 2010, the company rescinded its previously announced expansion of an intercompany pooling arrangement which had incorporated additional affiliated insurance entities effective
     January 1, 2010. Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages.
     As a result of the rescission, effective January 1, 2010 the new members of the pool along with their corresponding participation percentage are as follows; American Service Insurance Company (70%) and American Country
     Insurance Company (30%).

     The Company commuted all related party reinsurance treaties in 2009.
     Following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the Company's U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway
     Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. At June 30, 2010 the capital maintained by Kingsway Reinsurance Corporation was approximately $4.6 million in excess of the regulatory capital requirements in Barbados.

     As at June 30, 2010, the capital maintained by Kingsway Reinsurance
     (Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

     NOTE 9 Hedges
     -------------------------------------------------------------------------

     On June 2, 2009, the Company discontinued the swap transaction which was designated as a cash flow hedge. When the hedge was discontinued, any cumulative adjustment to the hedging instrument through other comprehensive income was recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income at the time of the discontinuance of the cash flow hedge was $6.2 million before tax of which $2.1 million was reclassified to net income in 2009 and $2.0 million has been reclassified to net income for the quarter ended June
     30, 2010 ($2.5 million year to date).

     NOTE 10 Restructuring charges
     -------------------------------------------------------------------------

     In February 2009, the Company announced a corporate restructuring plan to concentrate on its core lines of business and to improve the Company's financial stability. The Company has consolidated operations in the U.S.
     and Canada, simplified the management structure, reduced costs through synergies and operational efficiencies and positioned the Company to seize competitive advantage. As the Company exited businesses and streamlined operations, a significant number of employees have been removed from the total workforce. Restructuring costs were expected to be approximately $20.0 million, to be incurred over fiscal 2009 and 2010.
     This targeted amount included costs related to discontinued operations.
     In 2009, the Company had expensed $14.8 million of restructuring costs.
     Due to the disposition of Walshire and the sale of Jevco, as described in
     Note 3, some of the planned restructuring costs were incurred in discontinued operations.

     During the quarter, restructuring costs were $1.2 million ($4.9 million year to date) which was primarily severance costs for senior management in Canada. The restructuring plan has concluded.

     Restructuring charges for the three months and six months ended June 30 were as follows:

                                                              Restructuring
                                                                 charges

                                                             Three        Six
                        Severance       Con-                months     months
                              and    sulting                 ended      ended
                         benefits    expense      Total    June 30,   June 30,
     Provision
      balance at
      January 1, 2010  $    3,523 $        - $    3,523
       Expense              4,872         26      4,898 $    1,208 $    4,898
       Payments             6,952         26      6,978          -          -
     Provision
      balance at
      June 30, 2010    $    1,443 $        - $    1,443
     Total re-
      structuring
      charges                                           $    1,208 $    4,898

                                                              Restructuring
                                                                 charges

                                                             Three        Six
                        Severance       Con-                months     months
                              and    sulting                 ended      ended
                         benefits    expense      Total    June 30,   June 30,
     Provision
      balance at
      January 1, 2009  $        - $        - $        -
       Expense              3,455      4,826      8,281$    6,952  $   8,281
       Payments                51      4,826      4,877        -          -
     Provision
      balance at
      June 30, 2009    $    3,404 $        - $    3,404
     Total re-
       structuring
       charges                                          $   6,952 $   8,281

     The following table summarizes the total restructuring charges incurred by segment during the three months ended June 30:

                                        U.S.    Run-off   Corporate     Total
     2010                         $    1,208 $        - $         - $   1,208
     2009                         $    2,275 $         -$     4,677 $   6,952

     The following table summarizes the total restructuring charges incurred by segment during the six months ended June 30:

                                        U.S.    Run-off   Corporate     Total
     2010                         $    1,876 $       95 $     2,927 $   4,898
     2009                         $    2,352 $        - $     5,929 $   8,281

     The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the entire span of the restructuring plan:

                                        U.S.    Run-off   Corporate     Total
     Total expected costs for
      restructuring plan          $    4,500 $      500 $    13,000 $  18,000

     The following table summarizes the total restructuring costs incurred by segment for the entire seventeen month period ended June 30, 2010:

                                        U.S.    Run-off   Corporate     Total
     Total continuing re-
      structuring costs incurred  $    4,113 $      493 $    15,075 $  19,681

     NOTE 11 Acquisitions
     -------------------------------------------------------------------------
     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
     acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry
     Swets, a former director and recently appointed Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments. Please refer to note
     13, for additional details.

     Effective June 30, 2010, the Company made an investment in JBA
     Associates, Inc. ("JBA") for approximately $16.3 million, following which the Company will have 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Estimated goodwill of approximately $13.9 million was recognized related to the purchase. The final goodwill balance will be determined upon further evaluation.

     NOTE 12 Buy-Back of Senior Notes
     -------------------------------------------------------------------------

     As described in notes 3 and 8, due to covenant restrictions associated with the sale of restricted subsidiaries under the KAI, 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which closed on March 30, 2010, whereby the Company repurchased $47.9 million of par value of the KAI senior notes. The repurchase resulted in a gain of $9.2 million. The
     Company also repurchased $36.9 million (C$37.5 million) of par value of the Kingsway 2007 General Partnership senior notes. The repurchase resulted in a gain of $5.9 million.

     During the second quarter of 2010, KAI and Kingsway 2007 General
     Partnership purchased and cancelled $10.8 million ($95.6 million year to date) face value of its senior unsecured debentures for $9.3 million
     ($79.0 million year to date) recording a gain of $1.5 million ($16.6 million year to date).

     NOTE 13 Related Party Transactions
     -------------------------------------------------------------------------

     Related-party transactions, including services provided to or received by the Company's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value.

     On January 4, 2010, the Company and its subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and recently appointed President and Chief Executive Officer of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments as per the table below:

                                            1 business  1 business
                                           day follow- day follow-
                                           ing the 1st ing the 2nd
                                           anniversary anniversary
                                            after date  after date
                                               of this     of this
                                             agreement   agreement
                                        On   or change   or change
                                   Closing  of control  of control      Total
     -------------------------------------------------------------------------
     Cash (in 000's)             $     750 $       375 $       375 $    1,500
     Restricted Shares             500,000     250,000     250,000  1,000,000
     -------------------------------------------------------------------------

     The value of the consideration paid was approximately $2.5 million at the time of close.

     Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed
     Chief Executive Officer and President of KFSI effective June 30, 2010.

     In March 2009, the Company obtained a $20.0 million financing facility from American Physicians Assurance Corporation ("AP Assurance") to allow for specific capital initiatives. Two of the members of the Company's
     Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired. In the fourth quarter of 2009, a new $20.0 million facility was obtained from AP
     Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on February
     25, 2010.

     In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the
     Company, commencing April 1, 2010. This agreement is at fair market terms and conditions.

     In 2009, in addition to a previously agreed annual retainer of C$0.1 million, the Board of Directors had agreed to additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board.
     Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million. In 2010, the Company paid the remaining $0.2 million owed.

     In the first quarter of 2010, in addition to a previously agreed annual retainer of $0.2 million, the Board of Directors has decided to pay an additional retainer of $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.

     In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. This remaining payment was made in the third quarter of 2010.

     The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the
     Company.

     NOTE 14 Contractual Obligations and Related Contingencies
     -------------------------------------------------------------------------

     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
     Rockwall Financial Advisors, LLC ("Rockwall Financial"). Pursuant to that agreement (the "Run-off Management Agreement"), Rockwall Financial was to
     serve as the run-off manager for Lincoln. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than
     March 1, 2014, provided the contract is not terminated by Kingsway or
     Lincoln for cause. As a result of the October 19, 2009 disposition of
     Lincoln, in 2009, the Company had accrued $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at June 30, 2010.

     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
     Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before
     Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and
     Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall
     Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause and, as a result, is not entitled to the sums it has demanded. Kingsway has also asserted counterclaims against Rockwall and two of its principals.

     The Company is also the defendant in two separate breach of contract suits filed by two former employees.

     NOTE 15 Comparative Figures
     -------------------------------------------------------------------------

     Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current period.

     NOTE 16 Supplemental Condensed Consolidating Financial Information
     -------------------------------------------------------------------------

     On July 10, 2007, the Kingsway 2007 General Partnership issued C$100.0 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of June 30, 2010 and December
     31, 2009, and for the period ended June 30, 2010 and 2009, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------

     For the six months ended                                       Other sub-
      June 30, 2010               KFSI          KAI      K2007GP    sidiaries
     -------------------------------------------------------------------------
                                                                   (the "Non-
                                       (an "Issuer"                 Guarantor
                                    (a        and a          (an         sub-
                           "Guarantor") "Guarantor")    "Issuer")  sidiaries")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums
        earned             $         -  $         -  $         -  $   151,158
       Investment related
        income (loss)            5,642        5,064          449        2,858
       Management fees               3        1,350            -            -
     -------------------------------------------------------------------------
                                 5,645        6,414          449      154,016
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred               -            -            -      125,813
       Commissions and
        premium taxes                -            -            -       24,397
       Other expenses           10,403        8,878          133       39,833
       Interest expense              -       10,713        1,857       (2,878)
     -------------------------------------------------------------------------
                                10,403       19,591        1,990      187,165
     -------------------------------------------------------------------------
     Loss before unusual
      items and income
      taxes                     (4,758)     (13,177)      (1,541)     (33,149)
     Gain on buy back of
      senior notes                   -       10,395        6,162            -
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes              (4,758)      (2,782)       4,621      (33,149)
     Income taxes
      (recovery)                (2,091)           -        1,571       (2,438)
     Equity in un-
      distributed net
      income of sub-
      sidiaries                (30,443)     (35,322)           -            -
     -------------------------------------------------------------------------
     Income (loss)
      from continuing
      operations               (33,110)     (38,104)       3,050      (30,711)
     Gain from discontinued
      operations, net of
      taxes                      8,358            -            -            -
     Gain on disposal of
      discontinued
      operations net of
      taxes                     30,354            -            -            -
     -------------------------------------------------------------------------
     Net income (loss)     $     5,602  $   (38,104) $     3,050  $   (30,711)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -----------------------------------------------
                                  Con-
                            solidation
                           adjustments        Total
     -----------------------------------------------

     -----------------------------------------------
     Revenue:
       Net premiums
        earned             $         - $    151,158
       Investment related
        income (loss)                -       14,013
       Management fees          (1,353)           -
     -----------------------------------------------
                                (1,353)     165,171
     -----------------------------------------------
     Expenses:
       Claims incurred               -      125,813
       Commissions and
        premium taxes                -       24,397
       Other expenses           (1,353)      57,894
       Interest expense              -        9,692
     -----------------------------------------------
                                (1,353)     217,796
     -----------------------------------------------
     Loss before unusual
      items and income
      taxes                          -      (52,625)
     Gain on buy back of
      senior notes                   -       16,557
     -----------------------------------------------
     Income (loss) before
      income taxes                   -      (36,068)
     Income taxes
      (recovery)                     -       (2,958)
     Equity in un-
      distributed net
      income of sub-
      sidiaries                 65,765            -
     -----------------------------------------------
     Income (loss)
      from continuing
      operations                65,765      (33,110)
     Gain from discontinued
      operations, net of
      taxes                          -        8,358
     Gain on disposal of
      discontinued
      operations net of
      taxes                          -       30,354
     -----------------------------------------------
     Net income (loss)     $    65,765  $     5,602
     -----------------------------------------------
     -----------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30,
      2009                                  KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                                     (an "Issuer"
                                             (a          and a         (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned              $         -  $         -  $         -
       Investment related income (loss)       1,606        1,869        9,646
       Management fees                       16,680       10,346            -
     -------------------------------------------------------------------------
                                             18,286       12,215        9,646
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                            -            -            -
       Commissions and  premium taxes             -            -            -
       Other expenses                        30,369        7,527          274
       Interest expense                           -       13,227        2,604
     -------------------------------------------------------------------------
                                             30,369       20,754        2,878
     -------------------------------------------------------------------------
     Income (loss) before unusual items
      and income taxes                      (12,083)      (8,539)       6,768
     Gain on buy back of senior notes             -        2,647            -
     -------------------------------------------------------------------------
     Income (loss) before income taxes      (12,083)      (5,892)       6,768
     Income taxes (recovery)                 (6,830)      (2,003)       2,301
     Equity in undistributed net
      income of subsidiaries                (11,924)     (17,355)           -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (17,177)     (21,244)       4,467
     Loss from discontinued operations,
      net of taxes                          (77,850)           -            -
     Loss on disposal of discontinued
      operations, net of taxes               (1,616)           -            -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (96,643) $   (21,244) $     4,467
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     For the six months ended June 30,     Other     Consolidation
      2009                             subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned              $   247,500  $         -  $   247,500
       Investment related income (loss)       4,129            -       17,250
       Management fees                            -      (27,026)           -
     -------------------------------------------------------------------------
                                            251,629      (27,026)     264,750
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                      196,227            -      196,227
       Commissions and  premium taxes        38,149            -       38,149
       Other expenses                        47,816      (27,026)      58,960
       Interest expense                      (3,616)           -       12,215
     -------------------------------------------------------------------------
                                            278,576      (27,026)     305,551
     -------------------------------------------------------------------------
     Income (loss) before unusual items
      and income taxes                      (26,947)           -      (40,801)
     Gain on buy back of senior notes             -            -        2,647
     -------------------------------------------------------------------------
     Income (loss) before income taxes      (26,947)           -      (38,154)
     Income taxes (recovery)                (14,444)           -      (20,976)
     Equity in undistributed net
      income of subsidiaries                      -       29,279            -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (12,503)      29,279      (17,178)
     Loss from discontinued operations,
      net of taxes                                -            -      (77,850)
     Loss on disposal of discontinued
      operations, net of taxes                    -            -       (1,616)
     -------------------------------------------------------------------------
     Net income (loss)                  $   (12,503) $    29,279  $   (96,644)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheets
     -------------------------------------------------------------------------
     As at June 30, 2010                    KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                                     (an "Issuer"
                                             (a          and a         (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $   (13,002) $   328,221  $         -
       Cash and cash equivalents            125,421        4,510        1,540
       Investments                                -            -            -
       Goodwill and other intangible
        assets                                    -            -            -
       Other assets                          37,937      239,590       63,809
       Assets held for sale                       -            -            -
     -------------------------------------------------------------------------
                                        $   150,356  $   572,321  $    65,349
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                    $         -  $   130,714  $         -
       Other liabilities                     (1,478)      13,759        3,140
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured  debentures               -       62,119       40,225
       Subordinated  indebtedness                 -       90,500            -
       Liabilities held for sale                  -            -            -
     -------------------------------------------------------------------------
                                        $    (1,478) $   297,092  $    43,365
     Shareholders' equity:
       Share capital                        296,091      644,928       14,867
       Contributed surplus                   18,227            -            -
       Retained earnings                   (187,972)    (369,699)       8,572
       Accumulated other comprehensive
        income                               25,488            -       (1,455)
     -------------------------------------------------------------------------
                                            151,834      275,229       21,984
     -------------------------------------------------------------------------
                                        $   150,356  $   572,321  $    65,349
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                            Other     Consolidation
     As at June 30, 2010                subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $(1,211,647) $   896,428  $         -
       Cash and cash equivalents             55,217            -      186,688
       Investments                          416,656      (10,063)     406,593
       Goodwill and other intangible
        assets                               50,966            -       50,966
       Other assets                        (435,609)     311,345      217,072
       Assets held for sale                       -            -            -
     -------------------------------------------------------------------------
                                        $(1,124,417) $ 1,197,710  $   861,319
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                    $   (95,055) $    16,660  $    52,319
       Other liabilities                     59,105      (15,299)      59,227
       Unearned premiums                    104,629            -      104,629
       Unpaid claims                        323,177            -      323,177
       Senior unsecured  debentures          (2,983)     (16,660)      82,701
       Subordinated  indebtedness                 -       (3,068)      87,432
       Liabilities held for sale                  -            -            -
     -------------------------------------------------------------------------
                                        $   388,873  $   (18,367) $   709,485
     Shareholders' equity:
       Share capital                      1,569,472   (2,229,267)     296,091
       Contributed surplus                        -            -       18,227
       Retained earnings                 (3,123,891)   3,485,020     (187,970)
       Accumulated other comprehensive
        income                               41,129      (39,676)      25,486
     -------------------------------------------------------------------------
                                         (1,513,290)   1,216,077      151,834
     -------------------------------------------------------------------------
                                        $(1,124,417) $ 1,197,710  $   861,319
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Balance Sheets
     -------------------------------------------------------------------------
     As at December 31,
      2009                                  KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                                     (an "Issuer"
                                             (a          and a         (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $   149,147  $   350,903  $         -
       Cash and cash equivalents             12,467       12,545        1,376
       Investments                                -            -            -
       Goodwill and other intangible
        assets                                    -            -            -
       Other assets                          10,066      256,282       97,157
       Assets held for sale                       -            -            -
     -------------------------------------------------------------------------
                                        $   171,680  $   619,730  $    98,533
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Loans Payable                    $         -  $   215,688  $         -
       Other liabilities                      2,342       21,520        2,275
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured debentures                -      117,975       79,156
       Subordinated indebtedness                  -       90,500            -
     Liabilities held for
      sale                                        -            -            -
     -------------------------------------------------------------------------
                                        $     2,342  $   445,683  $    81,431
     Shareholders' equity:
       Share capital                        295,291       541,96       14,867
       Contributed surplus                   20,549            -            -
       Retained earnings                   (193,572)    (367,920)       5,522
       Accumulated other comprehensive
        income                               47,070            -       (3,287)
     -------------------------------------------------------------------------
                                            169,338      174,047       17,102
     -------------------------------------------------------------------------
                                        $   171,680  $   619,730  $    98,533
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31,                    Other     Consolidation
      2009                             subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $(1,188,296) $   688,246  $         -
       Cash and cash equivalents             32,338            -       58,726
       Investments                          522,773      (10,576)     512,197
       Goodwill and other intangible
        assets                               37,573            -       37,573
       Other assets                        (717,901)     554,841      200,445
       Assets held for sale               1,148,414            -    1,148,414
     -------------------------------------------------------------------------
                                        $  (165,099) $ 1,232,511  $ 1,957,355
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
       Loans Payable                    $  (166,499) $    17,033  $    66,222
       Other liabilities                     42,388       (7,484)      61,041
       Unearned premiums                    120,657            -      120,657
       Unpaid claims                        361,936        6,565      368,501
       Senior unsecured debentures           (3,488)     (16,879)     176,764
       Subordinated indebtedness                  -       (3,085)      87,415
     Liabilities held for
      sale                                  907,416            -      907,416
     -------------------------------------------------------------------------
                                        $ 1,262,410       (3,850) $ 1,788,016
     Shareholders' equity:
      Share capital                       1,515,276   (2,072,110)     295,291
      Contributed surplus                         -            -       20,549
      Retained earnings                  (2,966,589)   3,328,987     (193,572)
      Accumulated other comprehensive
       income                                23,804      (20,516)      47,071
     -------------------------------------------------------------------------
                                         (1,427,509)   1,236,361      169,339
     -------------------------------------------------------------------------
                                        $  (165,099) $ 1,232,511 $  1,957,355
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the six months
      ended June 30, 2010                   KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                                     (an "Issuer"
                                             (a          and a         (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by
      (used in):

     Operating activities:
     Net income (loss)                  $     5,602  $   (38,104) $     3,050
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Loss from discontinued operations      (38,712)           -            -
     Equity in undistributed earnings
      in subsidiaries                        30,443       35,322            -
     Other                                 (330,121)     (10,838)      35,762
     -------------------------------------------------------------------------
                                           (332,788)     (13,620)      38,812
     Financing Activities:
     Increase in share capital, net             800      102,961            -
     Repurchase of common shares for
      cancellation                                -            -            -
     Contributed surplus                     (2,322)           -            -
     Common share dividend                        -            -            -
     Increase (decrease) in bank
      indebtedness                                -      (90,211)     (38,649)
     Decrease in senior unsecured
      indebtedness                                -      (45,460)           -
     -------------------------------------------------------------------------
                                             (1,522)     (32,710)     (38,649)
     -------------------------------------------------------------------------
     Investing Activities:
     Purchase of investments                      -            -            -
     Net Proceeds from sale of
      investments                                 -            -            -
     Proceeds from sale of discontinued
      operations                            253,533            -            -
     Acquisitions net of cash acquired      193,707      (20,052)           -
     Other                                       24       58,347            -
     -------------------------------------------------------------------------
                                            447,264       38,295            -
     Increase (decrease) in cash during
      the period                            112,954       (8,035)         163
     Cash and cash equivalents,
      beginning of period                    12,467       12,545        1,377
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $   125,421  $     4,510  $     1,540
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months                      Other     Consolidation
      ended June 30, 2010                subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                           (the "Non-
                                           Guarantor
                                         subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by
      (used in):

     Operating activities:
     Net income (loss)                  $   (30,711) $    65,765  $     5,602
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Loss from discontinued operations            -            -      (38,712)
     Equity in undistributed earnings
      in subsidiaries                             -      (65,765)           -
     Other                                   15,155      216,411      (73,631)
     -------------------------------------------------------------------------
                                            (15,556)     216,411     (106,741)
     Financing Activities:
     Increase in share capital, net               -     (102,961)         800
     Repurchase of common shares for
      cancellation                                -            -            -
     Contributed surplus                          -            -       (2,322)
     Common share dividend                        -            -            -
     Increase (decrease) in bank
      indebtedness                          (13,886)     128,860      (13,886)
     Decrease in senior unsecured
      indebtedness                                -      (48,603)     (94,063)
     -------------------------------------------------------------------------
                                            (13,886)     (22,704)    (109,471)
     Investing Activities:
     Purchase of investments                (34,819)           -      (34,819)
     Net Proceeds from sale of
      investments                           142,486            -      142,486
     Proceeds from sale of discontinued
      operations                                  -            -      253,533
     Acquisitions net of cash acquired        6,300     (193,707)     (13,752)
     Other                                  (61,645)           -       (3,274)
     -------------------------------------------------------------------------
                                             52,322     (193,707)     344,174
     Increase (decrease) in cash during
      the period                             22,880            -      127,962
     Cash and cash equivalents,
      beginning of period                    32,337            -       58,726
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of
      period                            $    55,217  $         -  $   186,688
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the six months
      ended June 30, 2009                   KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                                     (an "Issuer"
                                             (a          and a         (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):

     Operating activities:
     Net income (loss)                  $   (96,643) $   (21,244) $     4,467
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Income from discontinued
      operations                                  -            -            -
     Equity in undistributed earnings
      in subsidiaries                        11,924       17,355            -
     Other                                   50,066       (4,007)        (478)
     -------------------------------------------------------------------------
                                            (34,653)      (7,896)       3,989
     Financing Activities:
     Increase in share capital, net               -       44,479        4,200
     Contributed surplus                     (1,121)           -            -
     Common share dividend                   (1,849)           -            -
     Increase (decrease) in bank
      indebtedness                                -       39,828       (8,204)
     Decrease in senior unsecured
      indebtedness                                -       (1,953)           -
     -------------------------------------------------------------------------
                                             (2,970)      82,354       (4,004)
     Investing Activities:
     Purchase of investments                      -            -            -
     Proceeds from sale of
      investments                                 -            -            -
     Proceeds from sale of
      discontinued operations                (1,941)           -            -
     Acquisitions, net of cash
      acquired                               48,830      (76,302)           -
     Other                                      (71)       4,337            -
     -------------------------------------------------------------------------
                                             46,818      (71,965)           -
     Increase (decrease) in cash
      during the period                       9,195        2,493          (15)

     Cash and cash equivalents,
      beginning of period                    21,335        5,603          543

     Less cash and cash equivalents of
      discontinued operations                     -            -            -
     -------------------------------------------------------------------------

     Cash and cash equivalents, end of
      period                            $    30,530  $     8,096  $       528
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months                    Other     Consolidation
      ended June 30, 2009              subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):

     Operating activities:
     Net income (loss)                  $   (12,503) $    29,279  $   (96,644)
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Income from discontinued
      operations                             79,466            -       79,466
     Equity in undistributed earnings
      in subsidiaries                             -       (29,279)          -
     Other                                 (260,463)      127,380     (87,502)
     -------------------------------------------------------------------------
                                           (193,500)      127,380    (104,680)
     Financing Activities:
     Increase in share capital, net               -       (48,679)          -
     Contributed surplus                          -             -      (1,121)
     Common share dividend                        -             -      (1,849)
     Increase (decrease) in bank
      indebtedness                            7,002       (31,624)      7,002
     Decrease in senior unsecured
      indebtedness                                -         1,753        (200)
     -------------------------------------------------------------------------
                                              7,002       (78,550)      3,832
     Investing Activities:
     Purchase of investments             (1,537,255)            -  (1,537,255)
     Proceeds from sale of
      investments                         1,736,769             -   1,736,769
     Proceeds from sale of
      discontinued operations                     -             -      (1,941)
     Acquisitions, net of cash
      acquired                               76,302       (48,830)          -
     Other                                  (10,210)            -      (5,944)
     -------------------------------------------------------------------------
                                            265,606       (48,830)    191,629
     Increase (decrease) in cash
      during the period                      79,108             -      90,781

     Cash and cash equivalents,
      beginning of period                    36,447             -      63,928

     Less cash and cash equivalents of
      discontinued operations                79,373             -      79,373
     -------------------------------------------------------------------------

     Cash and cash equivalents, end of
      period                            $    36,182  $          - $    75,336
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 17  Subsequent Events
     -------------------------------------------------------------------------
     The subsequent events have been evaluated up to August 13, 2010, the date the financial statements are issued.

     Subsequent to quarter end, the Company has repurchased an aggregate principal amount of $30.1 million (C$30.9 million) of unsecured 6%
     debentures due 2012 and an aggregate principal amount of $17.6 million of
     7.5% senior notes due 2014 for a total purchase price of approximately
     $28.5 million (C$29.3 million) and $16.6 million, respectively. The repurchases resulted in a gain of $1.6 million on the unsecured 6%
     debentures due 2012 and $1.0 million on the 7.5% senior notes due 2014, which will be recorded in the third quarter.

     On June 9, 2010 KFS Capital LLC commenced the take-over bid (the "Offer")
     to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital LLC increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash. The Offer expired on Friday, July 23, 2010 and
     1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these additional units acquired subsequent to quarter end, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units.

     The above repurchases have resulted in a reduction of the total debt to capital and senior debt to capital ratios.
     >>

     %SEDAR: 00003152E %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:00e 13-AUG-10